ENERSIS ANNOUNCES AUDITED CONSOLIDATED RESULTS FOR YEAR
ENDED AT DECEMBER, 2003

HIGHLIGHTS FOR THE YEAR

•	Net Income increased 105.5% compared to December 2002, from a loss of US$ 381 million to a profit of US$ 21 million.
•	Operating Income would have increased by 12.4% compared to December 2002, eliminating foreign exchange effect.
•	Total financial debt decreased by 28.7% going down US$ 2,573 million since December 2002.
•	Consolidated Leverage decreased from 1.49 to 0.82 times.
•	Physical sales in generation business increased by 5.0%, going up from 48,629 to 51,053 GWh.
•	Physical sales in distribution business increased by 4.2%, raising from 47,679 to 49,677 GWh.
•	In distribution business, labor productivity increased by 5.1%, going up from 1,367 up to 1,436 clients per employee.
•	In our distribution business Clients increased by 5.1%, going up from 9,978 to 10,482 thousand customers.
•	On December 20, ended the capital increase, with a record US$ 2.1 billion subscription. US$ 885 million were subscribed by minority shareholders.
•	On November 24, Enersis totally prepaid US$ 1,005 million of balance Jumbo II syndicated loan.
•	On May, our generation subsidiary, Endesa Chile, prepaid US$ 262 million syndicated loan and US$ 381 million of an EMTN bond.
•	Rating was affirmed in BBB- with a stable outlook.
•	After 2½ years of low growth, demand for energy is returning to historical levels.
•	ADR price increased by 80% during the year.

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PRESS RELEASE
Audited Consolidated Results for Year Ended December, 2003

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PRESS RELEASE

Audited Consolidated Results for Year Ended December, 2003

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PRESS RELEASE
Audited Consolidated Results for Year Ended December, 2003

GENERAL INFORMATION

(Santiago, Chile, January 28, 2004) Enersis (NYSE: ENI), announced today consolidated financial results for the year ended December 31, 2003. All figures are in both, US$ and Ch$, and in accordance to Chilean Generally Accepted Accounting Principles (GAAP) as shown in the standardized form required by Chilean authorities (FECU). Variations refer to December 31, 2002, and figures have been adjusted by the CPI variation between both periods, equal to 1.0%.

For the purpose of converting Chilean pesos (Ch$) into US dollars (US$), we have used the exchange rate prevailing as of December 31, 2003, equal to US$ 1 = Ch$ 593.80, which comapred to the exchange rate of US$ 1 = Ch$ 718.61, represents a chilean peso appreciation of 17.4%.

The consolidation includes the following investment vehicles and companies,

a)	In Chile: Endesa Chile (NYSE: EOC), Chilectra, Synapsis, CAM Ltd. and Inm. Manso de Velasco.
b)	Outside Chile: Distrilima (Peru), Cerj and Investluz (for Coelce, both Brazil), Edesur (Argentina), Luz de Bogotá (Colombia) and Enersis Internacional.

In the following pages you will find a detailed analysis of Financial Statements, explanation for most of variations, and comments about the main items of Income Statement and Cash Flow Statement compared to the information booked as of December 31, 2002.

SIMPLIFIED ORGANIZATIONAL STRUCTURE

Organizational Structure

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PRESS RELEASE
Audited Consolidated Results for Year Ended December, 2003

RISK RATING CLASSIFICATION

INTERNATIONAL RISK RATING CLASSIFICATION:

Table 1

INVESTMENT GRADE	STANDARD & POOR’S	FITCH	MOODY’S
Top quality;	AAA	AAA	Aaa
“Gilt-edged” High Grade;	AA+	AA+	Aa1
Very Strong	AA	AA	Aa2
Strong	AA-	AA-	Aa3

Upper Medium Grade;	A+	A+	A1
Strong	A	A	A2
	A-	A-	A3
Medium Grade;	BBB+	BBB+	Baa1
Adequate	BBB	BBB	Baa2
	BBB- / Stable	BBB- / Stable	Baa3
NON INVESTMENT GRADE
Speculative elements;	BB+	BB+	Ba1
Major uncertainties	BB	BB	Ba2 / Stable
	BB-	BB-	Ba3
Not Desirable;	B+	B+	B1
Impaired Ability to Meet Obligations	B	B	B2
	B-	B-	B3

On November 18, 2003, Moody’s Upgraded Enersis corporate risk rating classification went from Ba3 to Ba2 with a stable outlook, the same classification was given to the Enersis’ 2014 Yankee Bonds.

LOCAL RISK RATING CLASSIFICATION:

Table 2

	FELLER RATE	FITCH	HUMPHREYS
	1st Class Level 1	1st Class Level 1	1st Class Level 1
Shares	1st Class Level 2	1st Class Level 2	1st Class Level 2
	1st Class Level 3	1st Class Level 3	1st Class Level 3

	A+	A+	A+
	A	A	A
Bonds	A-	A-	A-
	BBB+	BBB+	BBB+
	BBB	BBB	BBB
	BBB-	BBB-	BBB-

It is worth mentioning that on January 14, 2004, S&P upgraded Chilean Sovereign rating to A from A- level. It is expected that this upgrading has a positive impact on the country’s economy, and promotes new foreign investments.

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PRESS RELEASE
Year Ended December, 2003 – Market Information

MARKET INFORMATION

EQUITY MARKET

Along the year our, stock price has kept a positive trend variation, finishing on December 31 with an annual increase of 80% in the New York Stock Exchange (NYSE) closing at US$ 7.36, on the Santiago Stock Exchange (BCS) 45.8% reaching Ch$ 86 and on the Madrid Stock Exchange (LATIBEX) an increase of 49.5% in Enersis Stock price in Euros reaching €$5.86.

After the Capital issuance an important increase in liquidity has been achieved. We improved from a daily average transaction in the BCS of 13.7 million shares on the first 5 months of the year up to 70.9 million on June, and then 44.0 million on last six months. At the NYSE, transactions increased from 62.3 thousand ADRs, on the first five months, to ten times this number, reaching 608.1 thousand in average the last half of the year.

It is worth mentioning that since January 2004, Enersis local stock represents 22.4% of the IPSA Index, being the largest stock of this national index.

Bolsa de Comercio de Santiago (BCS)

Stock price variation v/s Local Stock Index

Monthly Average Transactions Volume

Source: Bloomberg

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PRESS RELEASE
Year Ended December, 2003 – Market Information

New York Stock Exchange (NYSE)

Stock price variation v/s Local Stock Index

Monthly Average Transactions Volume
(1 ADR = 50 local shares)

Bolsa de Comercio de Madrid (Latibex)

Stock price variation v/s Local Stock Index

Monthly Average Transactions Volume
(1 unit = 50 local shares)

Source: Bloomberg

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PRESS RELEASE
Year Ended December, 2003 – Market Information

MARKET PERCEPTION

The latest research published on Enersis during the last quarter of 2003 shows the following target prices for the ADR.

Table 3

Publication Date	Company	Main Analyst	Target Price US$ (*)	Recommendation
January 27, 2004	BBVA	Mariela Iturriaga	8.10	Outperform
January 27, 2004	Bear Stearns	Rowe Michels	8.30	Peer Perform
January 26, 2004	Credit Suisse	Emerson Leite	6.40	Neutral
January 26, 2004	Merrill Lynch	Frank McGann	8.80	Buy
January 25, 2004	UBS	Gustavo Gattass	6.24	Reduce
January 23, 2004	Banchile	Rodrigo Godoy	8.00	Buy
January 6, 2004	Larraín Vial	Jorge Astaburuaga	7.17	Market Weight
December 11, 2003	Raymond James	Ricardo Cavanagh	9.90	Buy
November 5, 2003	ING	Ricardo Fernández	10.60	Strong Buy
October 15, 2003	Santander Inv.	Raimundo Valdés	8.05	Buy

(*) Each research uses a different exchange rate.

On average the target price is US$ 8.16 per ADR.

DEBT MARKET

Below you will find a graph showing the risk perception measured over Enersis’ Yankee Bonds prices.

Enersis Yankee Bonds

Source: Bloomberg

Since November 20 Enersis issued a new 10 year Yankee bond, and on December 1, 2003 the put option over Enersis Yankee 2026 notes was executed.

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PRESS RELEASE
Year Ended December 2003 – Capital Increase

CAPITAL INCREASE

On October 4, 2002, Enersis’ board of directors unanimously approved a financial plan aimed to strengthening our capital base. In this context a capital increase of 24,382,994,488 new shares, equivalent to approximately US$ 2 billion, was approved. This capital increase was divided in three stages as shown on the following scheme.

On the first preentive rights period 22,113,264,060 shares were subscribed, equivalent to US$ 1,219 million corresponding to Elesur’s debt capitalization and US$ 663 million of minority shareholders suscription.

On the local bond exchange period, a total amount of 893,612,466 shares were subscribed, equivalent to US$ 86 million.

On the second preentive rights period 1,353,269,839 shares were subscribed, equivalent to US$ 136 million. This process ended on December 20, 2003, with a record subscription of over US$ 2.1 billion.

Finally, the total number of outstanding shares as of December 31, 2003 was of 32,651,166,465.

Table 4

	Total Shares Subscribed	Equivalent in million US$
First Tranche	22,113,264,060	1,882
Local Bond Exchange	893,612,466	86
Second Tranche	1,353,269,839	136
Total Shares Subscribed	24,360,146,365	2,104
Total Shares Outstanding	32,651,166,465

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PRESS RELEASE
Year Ended December 2003 – Other Financial Activities

OTHER FINANCIAL ACTIVITIES

JUMBO III SYNDICATED LOAN

On November 14, 2003 Enersis signed a new syndicated loan facility of US$ 500 million, with a floating interest rate equal to Libor + 225 basis points with maturity in December 2008. This is a 5 year loan with 30 month grace period on principal, semi-annual amortization of principal starting as of June 2006. This new loan has no guarantees and does not entitle the lenders to accelerate the maturity of the loan based on a loss of its “investment grade” category, as rated by Standard & Poor’s. This facility includes a rating grid, which links the interest rate to the prevailing international credit risk rating of the company.

The Joint Lead Arrangers and Joint Bookrunners are Banco Bilbao Vizcaya Argentaria S.A., the Bank of Tokyo-Mitsubishi, Caja Madrid Miami Agency, Deutsche Bank Securities, Sanpaolo Imi and Santander Central Hispano Investment Securities Inc.

ENERSIS YANKEE BOND

On November 20, Enersis acting through its Cayman Island Branch, Enersis issued on a new Yankee Bond with ten year maturity and a fix rate of 7.375%. This bond has semi-annual payments and a maturity date as of January 15, 2014. These notes were rated BB+/Ba2 by international rating agencies.

The proceeds of both the syndicated loan and Yankee bond were applied to completely prepay the previous syndicated loan outstanding since last May. This prepayment allowed Enersis to release the collateral granted as part of the previous transaction.

Each holder of the 2026 -6.6% Yankee Bonds had the right to require Enersis to redeem all or a portion of its notes. To this effect, December 1, 2003 was the “Put Option Exercise Date” when over 99.4% of the outstanding was redeemed. The total amount redeemed amounted to US$ 149.1 million

Table 5

New Debt Issued	Ammount US$ million	Date	Debt Reduction	Ammount US$ million	Date
Endesa and Emgesa Bond	101	April	Pehuenche Bond	174	May
Endesa Yankee Bond	600	July	I 2000 Deconsolidation	130	June
Endesa Local Bond	238	October	Endesa Spain Capitalization	1,406	July
Enersis Yankee Bond	350	November	J II Prepayment	841	July
Jumbo III	500	November	Endesa EMTN Payment	380	July
			Enersis Local Bond Exch.	99	November
			J II Prepayment	1,208	November
			Yankee 2026 PUT	150	December
Total Debt Issued	US$ 1,789		Total Debt Reduction	US$ 4,388

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PRESS RELEASE
Year Ended December 2003 – Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, THOUSAND US$

Table 6

CONS. INCOME STATEMENT - (thousand US$)	YE 03	YE 02	Var 03-02	Chg %
Revenues from Generation	1,509,310	1,526,615	(17,305)	(1.1%)
Revenues from Distribution	2,700,990	2,997,191	(296,201)	(9.9%)
Revenues from Other Businesses	297,609	339,685	(42,076)	(12.4%)
Consolidation Adjustments	(546,418)	(635,246)	88,828	14.0%
Operating Revenues	3,961,490	4,228,245	(266,755)	(6.3%)
Op. Expenses from Generation	(892,156)	(896,150)	3,995	0.4%
Op. Expenses from Distribution	(2,160,145)	(2,378,383)	218,238	9.2%
Op. Expenses from Other Businesses	(226,465)	(249,523)	23,058	9.2%
Consolidation Adjustments	497,135	581,398	(84,262)	(14.5%)
Operating Expenses	(2,781,630)	(2,942,659)	161,029	5.5%
Operating Margin	1,179,860	1,285,586	(105,726)	(8.2%)
SG&A from Generation	(50,962)	(57,902)	6,940	12.0%
SG&A from Distribution	(230,722)	(306,699)	75,977	24.8%
SG&A from Other Businesses	(54,119)	(67,593)	13,474	19.9%
Consolidation Adjustments	50,349	52,588	(2,240)	(4.3%)
Selling and Administrative Expenses	(285,455)	(379,606)	94,151	24.8%
Operating Income	894,406	905,980	(11,575)	(1.3%)
Interest Income	113,229	145,061	(31,833)	(21.9%)
Interest Expense	(708,037)	(756,706)	48,668	6.4%
Net Financial Income (Expenses)	(594,809)	(611,644)	16,835	2.8%
Equity Gains from Related Companies	29,900	25,507	4,393	17.2%
Equity Losses from Related Companies	(400)	(11,451)	11,051	96.5%
Net Income from Related Companies	29,499	14,056	15,444	109.9%
Other Non Operating Income	332,733	524,125	(191,392)	(36.5%)
Other Non Operating Expenses	(417,691)	(401,159)	(16,531)	(4.1%)
Net other Non Operating Income (Expenses)	(84,958)	122,966	(207,923)	(169.1%)
Price Level Restatement	(7,577)	8,445	(16,022)	(189.7%)
Foreign Exchange Effect	(10,196)	(27,402)	17,206	62.8%
Net of Monetary Exposure	(17,773)	(18,957)	1,184	6.2%
Positive Goodwill Amortization	(89,640)	(861,246)	771,606	89.6%
Non Operating Income	(757,680)	(1,354,826)	597,145	44.1%
Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	136,725	(448,846)	585,571	130.5%
Extraordinary Items	—	(38,059)	38,059	100.0%
Income Tax	(70,008)	(112,289)	42,281	37.7%
Minority Interest	(131,904)	27,695	(159,599)	(576.3%)
Negative Goodwill Amortization	86,184	190,923	(104,739)	(54.9%)
NET INCOME	20,997	(380,575)	401,572	105.5%
R.A.I.I.D.A.I.E.	1,701,406	1,836,826	(135,419)	(7.4%)

RAIIDAIE: Net income before taxes, interest, depreciation, amortization and extraordinary items (as defined by local SEC).

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PRESS RELEASE
Year Ended December 2003 – Consolidated Income Statement

UNDER CHILEAN GAAP, MILLION CH$

Table 6.1

CONS. INCOME STATEMENT - (million Ch$)	YE 03	YE 02	Var 03-02	Chg %
Revenues from Generation	896,228	906,504	(10,276)	(1.1%)
Revenues from Distribution	1,603,848	1,779,732	(175,884)	(9.9%)
Revenues from Other Businesses	176,720	201,705	(24,985)	(12.4%)
Consolidation Adjustments	(324,463)	(377,209)	52,746	14.0%
Operating Revenues	2,352,333	2,510,732	(158,399)	(6.3%)
Op. Expenses from Generation	(529,762)	(532,134)	2,372	0.4%
Op. Expenses from Distribution	(1,282,694)	(1,412,284)	129,590	9.2%
Op. Expenses from Other Businesses	(134,475)	(148,167)	13,692	9.2%
Consolidation Adjustments	295,199	345,234	(50,035)	(14.5%)
Operating Expenses	(1,651,732)	(1,747,351)	95,619	5.5%
Operating Margin	700,601	763,381	(62,780)	(8.2%)
SG&A from Generation	(30,261)	(34,382)	4,121	12.0%
SG&A from Distribution	(137,003)	(182,118)	45,115	24.8%
SG&A from Other Businesses	(32,136)	(40,137)	8,001	19.9%
Consolidation Adjustments	29,897	31,227	(1,330)	(4.3%)
Selling and Administrative Expenses	(169,503)	(225,410)	55,907	24.8%
Operating Income	531,098	537,971	(6,873)	(1.3%)
Interest Income	67,235	86,137	(18,902)	(21.9%)
Interest Expense	(420,433)	(449,332)	28,899	6.4%
Net Financial Income (Expenses)	(353,197)	(363,194)	9,997	2.8%
Equity Gains from Related Companies	17,755	15,146	2,608	17.2%
Equity Losses from Related Companies	(238)	(6,800)	6,562	96.5%
Net Income from Related Companies	17,517	8,346	9,170	109.9%
Other Non Operating Income	197,577	311,225	(113,649)	(36.5%)
Other Non Operating Expenses	(248,025)	(238,208)	(9,816)	(4.1%)
Net other Non Operating Income (Expense)	(50,448)	73,017	(123,465)	(169.1%)
Price Level Restatement	(4,499)	5,015	(9,514)	(189.7%)
Foreign Exchange Effect	(6,054)	(16,271)	10,217	62.8%
Net of Monetary Exposure	(10,554)	(11,257)	703	6.2%
Positive Goodwill Amortization	(53,228)	(511,408)	458,179	89.6%
Non Operating Income	(449,911)	(804,495)	354,585	44.1%
Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	81,187	(266,524)	347,712	130.5%
Extraordinary Items	—	(22,599)	22,599	100.0%
Income Tax	(41,571)	(66,677)	25,106	37.7%
Minority Interest	(78,325)	16,445	(94,770)	(576.3%)
Negative Goodwill Amortization	51,176	113,370	(62,194)	(54.9%)
NET INCOME	12,468	(225,985)	238,454	105.5%
R.A.I.I.D.A.I.E.	1,010,295	1,090,707	(80,412)	(7.4%)

RAIIDAIE: Net income before taxes, interest, depreciation, amortization and extraordinary items (as defined by local SEC).

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PRESS RELEASE
Year Ended December 2003 – Consolidated Income Statement Analysis

CONSOLIDATED INCOME STATEMENT ANALYSIS

(As seen in the FECU)

NET INCOME

As of December 31, 2003, the company registered a profit of US$ 21.0 million which, if compared to the loss of US$ 380.6 million as of the same date last year, reflects an increase amounting to US$ 401.6 million.

OPERATING INCOME

Activities of Enersis are developed through subsidiaries in 5 different countries where the company operates. Core business of Enersis are Generation and Distribution of electricity.

Table 7

	YE 03				YE 02
Thousand US$	Operating Expenses	Operating Expenses	SG& A	Operating Income	Operating Revenues	Operating Expenses	SG & A	Operating Income
Endesa S.A.	1,549,817	(926,990)	(52,751)	570,076	1,595,622	(945,001)	(61,724)	588,896
Chilectra S.A.	718,800	(512,519)	(57,995)	148,286	676,854	(474,085)	(54,247)	148,522
Río Maipo S.A.	—	—	—	—	96,391	(72,166)	(6,752)	17,473
Edesur S.A.	309,771	(271,414)	(47,193)	(8,836)	339,295	(308,937)	(52,023)	(21,665)
Distrilima (Edelnor)	296,306	(222,827)	(28,796)	44,683	346,362	(257,193)	(33,226)	55,943
Cerj	534,848	(475,168)	(18,399)	41,282	587,088	(515,965)	(36,417)	34,706
Investluz (Coelce)	349,254	(266,201)	(49,903)	33,150	387,339	(277,793)	(68,737)	40,809
Luz de Bogotá (Codensa S.A.)	492,009	(412,015)	(28,434)	51,561	563,859	(472,242)	(55,272)	36,345
CAM Ltda.	154,460	(120,963)	(10,359)	23,138	159,793	(125,332)	(13,463)	20,998
Inmobiliaria Manso de Velasco Ltda.	19,087	(17,685)	(2,847)	(1,446)	19,354	(10,166)	(2,764)	6,424
Synapsis Soluciones y Servicios IT Ltda.	76,260	(51,080)	(10,464)	14,715	84,251	(63,327)	(10,404)	10,520
Enersis Holding and other investment vehicles	7,295	(1,903)	(28,660)	(23,268)	7,284	(1,847)	(37,167)	(31,730)
Consolidation Adjustments	(546,416)	497,135	50,348	1,067	(635,247)	581,396	52,589	(1,262)
Total Consolidation	3,961,493	(2,781,630)	(285,454)	894,408	4,228,245	(2,942,659)	(379,607)	905,979

Table 7.1

	YE 03				YE 02
Million Ch$	Operating Expenses	Operating Expenses	SG& A	Operating Income	Operating Revenues	Operating Expenses	SG & A	Operating Income
Endesa S.A.	920,281	(550,447)	(31,324)	338,511	947,480	(561,142)	(36,652)	349,686
Chilectra S.A.	426,823	(304,334)	(34,438)	88,051	401,916	(281,512)	(32,212)	88,192
Río Maipo S.A.	—	—	—	—	57,237	(42,852)	(4,009)	10,375
Edesur S.A.	183,942	(161,166)	(28,023)	(5,247)	201,473	(183,447)	(30,891)	(12,865)
Distrilima (Edelnor)	175,947	(132,315)	(17,099)	26,533	205,670	(152,721)	(19,729)	33,220
Cerj	317,593	(282,155)	(10,925)	24,513	348,613	(306,380)	(21,624)	20,609
Investluz (Coelce)	207,387	(158,070)	(29,633)	19,685	230,002	(164,954)	(40,816)	24,232
Luz de Bogotá (Codensa S.A.)	292,155	(244,654)	(16,884)	30,617	334,820	(280,417)	(32,821)	21,582
CAM Ltda.	91,718	(71,828)	(6,151)	13,739	94,885	(74,422)	(7,994)	12,469
Inmobiliaria Manso de Velasco Ltda.	11,334	(10,501)	(1,691)	(858)	11,492	(6,037)	(1,641)	3,814
Synapsis Soluciones y Servicios IT Ltda.	45,283	(30,331)	(6,214)	8,738	50,028	(37,603)	(6,178)	6,247
Enersis Holding and other investment vehicles	4,332	(1,130)	(17,018)	(13,818)	4,325	(1,097)	(22,070)	(18,841)
Consolidation Adjustments	(324,462)	295,199	29,897	634	(377,209)	345,233	31,227	(749)
Total Consolidation	2,352,333	(1,651,732)	(169,503)	531,098	2,510,732	(1,747,351)	(225,410)	537,971

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PRESS RELEASE
Year Ended December 2003 – Consolidated Income Statement Analysis

The Operating Income for the year ended at December 2003, amounting to US$ 894.4 million, which represents a decrease of US$ 11.6 million, or 1.3%, compared to the previous year.

This decrease is principally due to the deconsolidation of Río Maipo and Infraestructura 2000. If we compare both periods without Río Maipo and Infraestructura 2000, the Operating Income would have increased by 2.2%.

Additionally, if the forex effect is eliminated over the Operating Income 2002, an increase by 12.4% would have been achieved.

The better operating results of the subsidiaries Codensa, Cerj, Edesur, Synapsis and CAM, compensate the lower results of Endesa, Edelnor, Coelce and Inm Manso de Velasco.

NON OPERATING INCOME

Non-Operating Income registered a loss of US$ 757.7 million, which represents a decrease of US$ 597.1 million respect to losses adding up to US$ 1,354.8 million booked as of December 2002.

This is mainly explained by lower goodwill amortization of investments resulting from the write-off carried out in December 2002 for subsidiaries located in Argentina and Brazil, and also by better results obtained from investments in related companies, specifically CIEN. Also, by less financial expenses due to a lower financial debt. This was partially compensated by accounting losses from our subsidiaries in Argentina and Brazil derived by the application of the Technical Bulletin 64 and resulting from the appreciation of the Argentinean Peso and Brazilian Real respect to the US Dollar.

Net Financial Expenses decreased by 2.8% or US$ 16.8 million, going down from US$ 611.6 million as of December 2002 to US$ 594.8 million.This decrease is the result of a reduction in debt and lower interest rate on the international markets. This effect would have been 13.5% higher if the acceleration of fees paid hade not been considered. These were originated due to the loan prepaiment with funds obtained from the capital increase or refinanced during the year 2003.

Enersis Financial Debt Maturity with Third Parties

Total Enersis: US$ 1,457 million

Total Enersis Cons.: US$6,407 million

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 17
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Consolidated Income Statement Analysis

Investments in Related Companies increased US$ 15.4 million, going up from a net profit of US$ 14.1 million as of December 2002 to a net profit of US$ 29.5 million as of December 2003, primarily due to better profits of related companies, namely, CIEN adding up to US$ 6.5 million and Gas Atacama amounting to US$ 8.2 million.

Positive Goodwill Amortization decreased US$ 771.6 million or by 89.6% compared to the amortization of US$ 89.6 million as of December 2003. This lower amortization is a consequence of the important writes off performed in December 2002 of the entire balance of negative and positive goodwill of companies located in Argentina and Brazil.

Net Other Non-Operating Income registered a loss of US$ 207.9 million, going down from a profit of US$ 122.9 million registered as of December 2002 to a loss of US$ 84.9 million. The main reasons that explain this variation are detailed as follows:

•

Increase of US$ 419.4 million because of the application of the Technical Bulletin N° 64, particularly in respect of the subsidiaries in Brazil and Argentina. This was principally due to the revaluations of the Brazilian Real and the Argentinean Peso against the US Dollar and their impact on the structure of the monetary assets and liabilities.

•	Higher expenses on pension funds in Brazil for US$ 25.2 million.
•	Expenses of US$ 11.5 million on updating pensions and UFIR Brazil taxes.
•	Loss of US$ 12.9 million on sale of materials.
•	Reduction of US$ 8.2 million in profit from forward operations.
•	Reduction of US$ 11.0 million in dividend received from related companies.

The above were partially compensated by:

•	Profits before tax, of US$ 150.4 million due to the sale of Río Maipo and Infraestructura 2000.
•	Lower provisions for real estate projects and current projects amounting to US$ 114.8 million.
•	Reduction of US$ 13.7 million on lawsuits.
•	Lower Losses of US$ 8.1 million on power recalculation at the Central Interconnected System.

Price-level Restatement and Exchange Differences show a net positive variation of US$ 1.2 million improving from a loss of US$ 19.0 million as of December 31, 2002, to a lower loss of US$ 17.8 million during this period. This was principally due to the effects of the nominal appreciation of the Chilean Peso against the US Dollar by 17.4% as of December 31, 2003 compared to the nominal devaluation by 9.7% as of the same date of the previous year. These effects were compensated to a large extent by the exchange hedging mechanisms that the company keeps in place.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 18
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Consolidated Income Statement Analysis

Income and Deferred Taxes registered a decrease amounting to US$ 42.3 million from US$ 112.3 million as of December 2002 to a lower US$ 70.0 million. This is mainly explained by a US$ 30.6 million higher income tax and a positive effect from deferred taxes of US$ 72.9 million, related with the sale of Río Maipo for US$ 27.4 million compensated by a reduction of taxes in Cerj and Coelce.

Negative Goodwill Amortization decreased by US$ 104.7 million due to lower amortizations, resulting from the acceleration applied in December 2002 by the companies established in Argentina and Brazil, partially compensated by the acceleration of higher goodwill on investments adding up to US$ 58.1 million reached in January 2003 in Cerj.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 19
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Consolidated Income Statement Analysis

EVOLUTION OF KEY FINANCIAL RATIOS

Table 8

Indicator	Unit	YE 03	YE 02	Var 03-02	Chg %
Liquidity	Times	1.02	0.56	0.46	82.1%
Acid ratio test *	Times	0.96	0.56	0.40	71.4%
Working capital	million Ch$	18,853	(946,201)	965,054	102.0%
Working capital	thousands US$	31,750	(1,593,467)	1,625,217	102.0%
Leverage **	Times	0.82	1.49	(0.67)	(45.0%)
Short-term debt	%	0.23	0.28	(0.05)	(17.9%)
Long-term debt	%	0.77	0.72	0.05	6.9%
Interest Coverage***	Times	2.40	2.43	(0.03)	(1.2%)
EBITDA****	th. US$	1,561,996	1,678,994	(116,998)	(7.0%)
ROE	%	0.49%	(22.25%)	0.23	102.2%
ROA	%	0.12%	(1.77%)	0.02	106.8%

*	Current assets net of inventories and pre-paid expenses
**	Using the ratio = Total debt / (equity + minority interest)
***	EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill)/Interest expenses
****	EBITDA: Operating Income+Depreciation

Liquidity Ratio as of December 2003 was 1.02 reflecting an improvement by 82.1% respect to the same date of the previous year. This improvement is due to cash flows collected from the capital increase of US$ 787 million, the sale of Río Maipo for US$ 170 million, the sale of Canutillar for US$ 174 million and the transfer of obligations with banks that were in the short term into long term, following the conclusion of the negotiations in May 2003.

Debt Ratio as of December 31, 2003 was 0.82 times. When compared to the previous year, there is a decrease of 0.67 points. This reduction is mainly due to the capitalization of the debt from Elesur, as part of the capital increase, as well as to the contribution made by minority shareholders and to the effect of the exchange rate, given that a large part of the debt is US Dollar denominated.

On the other hand, the Return on Equity closed at 0.49%. As of the same date of the previous year, this was a negative 22.25%. This increase is due to the increase in the profits for the year in contrast to the loss registered in the previous year.

Return on Assets increased from a negative 1.77% in December 2002 to 0.12% in December 2003. This is basically the result from the increase in profits for the period and the decrease in total assets.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 20
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Consolidated Balance Sheet

CONSOLIDATED BALANCE SHEET

ASSETS UNDER CHILEAN GAAP, THOUSAND US$

Table 9

ASSETS - (thousand US$)	YE 03	YE 02	Var 03-02	Chg %
CURRENT ASSETS
Cash	44,409	81,958	(37,549)	(45.8%)
Time deposits	431,550	247,698	183,852	74.2%
Marketable securities	18,787	2,625	16,162	—
Accounts receivable	786,747	780,445	6,302	0.8%
Notes receivable	14,083	8,728	5,355	61.4%
Other accounts receivable	158,630	106,776	51,853	48.6%
Amounts due from related companies	28,730	332,356	(303,625)	(91.4%)
Inventories	74,618	102,705	(28,087)	(27.3%)
Income taxes to be recovered	103,210	92,591	10,620	11.5%
Prepaid expenses	27,707	13,039	14,668	112.5%
Deferred income taxes	116,975	72,345	44,630	61.7%
Other current assets	124,501	224,557	(100,056)	(44.6%)
Net of long-term leasing contracts	—	—	—	—
Net of assets for leasing	—	—	—	—
Total currrent assets	1,929,949	2,065,824	(135,875)	(6.6%)
PROPERTY, PLANT AND EQUIPMENT
Property	194,432	220,956	(26,524)	(12.0%)
Buildings and infraestructure	16,931,519	19,768,485	(2,836,966)	(14.4%)
Plant and equipment	2,967,728	3,365,009	(397,281)	(11.8%)
Other assets	586,207	909,750	(323,543)	(35.6%)
Technical re-appraisal	1,043,232	1,269,203	(225,971)	(17.8%)
Sub - Total	21,723,118	25,533,403	(3,810,285)	(14.9%)
Accumulated depreciation	(8,088,291)	(8,729,340)	641,049	7.3%
Total property, plant and equipment	13,634,827	16,804,063	(3,169,236)	(18.9%)
OTHER ASSETS
Investments in related companies	303,488	330,256	(26,767)	(8.1%)
Investments in other companies	224,756	271,239	(46,482)	(17.1%)
Positive goodwill	1,314,243	1,441,544	(127,301)	(8.8%)
Negative goodwill	(133,437)	(161,881)	28,444	(17.6%)
Long-term receivables	215,451	214,060	1,391	0.6%
Amounts due from related companies	217,420	1,528	215,892	—
Deferred income taxes	—	—	—	—
Intangibles	129,961	137,631	(7,669)	(5.6%)
Accumulated amortization	(66,137)	(58,934)	(7,204)	(12.2%)
Others	304,161	406,102	(101,940)	(25.1%)
Net of long-term leasing contracts	—	—	—	—
Total other assets	2,509,907	2,581,544	(71,637)	(2.8%)
TOTAL ASSETS	18,074,683	21,451,431	(3,376,747)	(15.7%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 21
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Consolidated Balance Sheet

ASSETS UNDER CHILEAN GAAP, MILLION CH$

Table 9.1

ASSETS - (million Ch$)	YE 03	YE 02	Var 03-02	Chg %
CURRENT ASSETS
Cash	26,370	48,667	(22,296)	(45.8%)
Time deposits	256,255	147,083	109,171	74.2%
Marketable securities	11,156	1,559	9,597	—
Accounts receivable	467,170	463,428	3,742	0.8%
Notes receivable	8,363	5,183	3,180	61.4%
Other accounts receivable	94,194	63,404	30,790	48.6%
Amounts due from related companies	17,060	197,353	(180,293)	(91.4%)
Inventories	44,308	60,986	(16,678)	(27.3%)
Income taxes to be recovered	61,286	54,980	6,306	11.5%
Prepaid expenses	16,452	7,743	8,710	112.5%
Deferred income taxes	69,460	42,959	26,501	61.7%
Other current assets	73,929	133,342	(59,413)	(44.6%)
Net of long-term leasing contracts	—	—	—	—
Net of assets for leasing	—	—	—	—
Total currrent assets	1,146,004	1,226,686	(80,683)	(6.6%)
PROPERTY, PLANT AND EQUIPMENT
Property	115,454	131,204	(15,750)	(12.0%)
Buildings and infraestructure	10,053,936	11,738,527	(1,684,590)	(14.4%)
Plant and equipment	1,762,237	1,998,142	(235,905)	(11.8%)
Other assets	348,090	540,209	(192,120)	(35.6%)
Technical re-appraisal	619,471	753,653	(134,181)	(17.8%)
Sub - Total	12,899,188	15,161,735	(2,262,547)	(14.9%)
Accumulated depreciation	(4,802,827)	(5,183,482)	380,655	7.3%
Total property, plant and equipment	8,096,361	9,978,253	(1,881,892)	(18.9%)
OTHER ASSETS
Investments in related companies	180,211	196,106	(15,894)	(8.1%)
Investments in other companies	133,460	161,061	(27,601)	(17.1%)
Positive goodwill	780,397	855,989	(75,591)	(8.8%)
Negative goodwill	(79,235)	(96,125)	16,890	(17.6%)
Long-term receivables	127,935	127,109	826	0.6%
Amounts due from related companies	129,104	907	128,197	—
Deferred income taxes	—	—	—	—
Intangibles	77,171	81,725	(4,554)	(5.6%)
Accumulated amortization	(39,272)	(34,995)	(4,278)	(12.2%)
Others	180,611	241,143	(60,532)	(25.1%)
Net of long-term leasing contracts	—	—	—	—
Total other assets	1,490,383	1,532,921	(42,538)	(2.8%)
TOTAL ASSETS	10,732,747	12,737,860	(2,005,113)	(15.7%)

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Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, THOUSAND US$

Table 10

LIABILITIES - (thousand US$)	YE 03	YE 02	Var 03-02	Chg %
CURRENT LIABILITIES
Due to banks and financial institutions (short-term)	525,693	722,970	(197,277)	27.3%
Due to banks and fin. institutions (portion of long term)	279,042	1,029,496	(750,454)	72.9%
Commercial paper equivalent	—	22,434	(22,434)	100.0%
Bonds payable (short-term)	119,477	847,906	(728,429)	85.9%
Long-term liabilities maturing before one year	36,096	70,807	(34,711)	49.0%
Dividends payable	5,319	24,755	(19,436)	78.5%
Accounts payable	362,823	377,731	(14,908)	3.9%
Notes payable	35,483	8,221	27,263	—
Miscellaneous payables	73,958	124,877	(50,918)	40.8%
Accounts payable to related companies	51,782	27,701	24,082	(86.9%)
Provisions	90,442	144,459	(54,017)	37.4%
Withholdings	107,279	94,376	12,903	(13.7%)
Income tax	80,566	46,829	33,736	(72.0%)
Anticipated income	20,167	15,454	4,713	(30.5%)
Deferred taxes	—	—	—	—
Reinbursable financial contribution	4,127	5,602	(1,475)	26.3%
Other current liabilities	105,945	95,673	10,272	(10.7%)
Total current liabilities	1,898,200	3,659,291	(1,761,091)	48.1%
LONG-TERM LIABILITIES
Due to banks and financial institutions	1,404,336	2,876,814	(1,472,478)	51.2%
Bonds payable	3,872,171	3,568,245	303,925	(8.5%)
Notes payable	244,768	333,111	(88,343)	26.5%
Miscellaneous payables	45,138	38,452	6,686	(17.4%)
Amounts payable to related companies	142	1,680,994	(1,680,852)	100.0%
Provisions	534,552	428,572	105,980	(24.7%)
Deferred taxes	41,678	88,989	(47,311)	53.2%
Reinbursable financial contribution	15,341	20,151	(4,810)	23.9%
Other long-term liabilities	86,270	156,702	(70,432)	44.9%
Total long-term liabilities	6,244,396	9,192,031	(2,947,635)	32.1%
Minority interest	5,640,421	6,889,708	(1,249,288)	(18.1%)
SHAREHOLDERS’ EQUITY
Paid-in capital, no par value	3,751,619	1,277,737	2,473,882	193.6%
Reserve to equity revaluation	—	—	—	—
Additional paid-in capital-share premium	268,311	56,759	211,552	—
Other reserves	(43,233)	79,738	(122,971)	(154.2%)
Total capital and reserves	3,976,698	1,414,234	2,562,463	181.2%
Future dividends reserve	—	—	—	—
Retained earnings	296,424	685,139	(388,715)	(56.7%)
Retained losses	—	—	—	—
Net income	20,997	(380,575)	401,572	105.5%
Interim dividends	—	—	—	—
Development subsidaries deficits	(2,452)	(8,398)	5,946	70.8%
Total retained earnings	314,969	296,167	18,803	6.3%
Total shareholder’s equity	4,291,667	1,710,401	2,581,266	150.9%
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	18,074,683	21,451,431	(3,376,747)	(15.7%)

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Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, MILLION CH$

Table 10.1

LIABILITIES - (million Ch$)	YE 03	YE 02	Var 03-02	Chg %
CURRENT LIABILITIES
Due to banks and financial institutions (short-term)	312,157	429,300	(117,143)	27.3%
Due to banks and fin. institutions (portion of long term)	165,695	611,315	(445,620)	72.9%
Commercial paper equivalent	—	13,321	(13,321)	100.0%
Bonds payable (short-term)	70,945	503,486	(432,541)	85.9%
Long-term liabilities maturing before one year	21,434	42,045	(20,611)	49.0%
Dividends payable	3,159	14,700	(11,541)	78.5%
Accounts payable	215,444	224,297	(8,853)	3.9%
Notes payable	21,070	4,881	16,188	—
Miscellaneous payables	43,916	74,152	(30,235)	40.8%
Accounts payable to related companies	30,748	16,449	14,300	(86.9%)
Provisions	53,704	85,780	(32,075)	37.4%
Withholdings	63,702	56,041	7,662	(13.7%)
Income tax	47,840	27,807	20,033	(72.0%)
Anticipated income	11,975	9,177	2,799	(30.5%)
Deferred taxes	—	—	—	—
Reinbursable financial contribution	2,450	3,327	(876)	26.3%
Other current liabilities	62,910	56,811	6,099	(10.7%)
Total current liabilities	1,127,151	2,172,887	(1,045,736)	48.1%
LONG-TERM LIABILITIES
Due to banks and financial institutions	833,895	1,708,252	(874,357)	51.2%
Bonds payable	2,299,295	2,118,824	180,471	(8.5%)
Notes payable	145,343	197,801	(52,458)	26.5%
Miscellaneous payables	26,803	22,833	3,970	(17.4%)
Amounts payable to related companies	84	998,175	(998,090)	100.0%
Provisions	317,417	254,486	62,931	(24.7%)
Deferred taxes	24,749	52,842	(28,093)	53.2%
Reinbursable financial contribution	9,109	11,966	(2,856)	23.9%
Other long-term liabilities	51,227	93,050	(41,823)	44.9%
Total long-term liabilities	3,707,922	5,458,228	(1,750,306)	32.1%
Minority interest	3,349,282	4,091,109	(741,827)	(18.1%)
SHAREHOLDERS’ EQUITY
Paid-in capital, no par value	2,227,711	758,720	1,468,991	193.6%
Reserve to equity revaluation	—	—	—	—
Additional paid-in capital-share premium	159,323	33,704	125,620	—
Other reserves	(25,672)	47,348	(73,020)	(154.2%)
Total capital and reserves	2,361,363	839,772	1,521,591	181.2%
Future dividends reserve	—	—	—	—
Retained earnings	176,017	406,836	(230,819)	(56.7%)
Retained losses	—	—	—	—
Net income	12,468	(225,986)	238,453	105.5%
Interim dividends	—	—	—	—
Development subsidaries deficits	(1,456)	(4,986)	3,531	70.8%
Total retained earnings	187,029	175,864	11,165	6.3%
Total shareholder’s equity	2,548,392	1,015,636	1,532,756	150.9%
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	10,732,747	12,737,860	(2,005,113)	(15.7%)

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Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Consolidated Cash Flow

CONSOLIDATED BALANCE SHEET ANALYSIS

Total Assets show a decrease amounting to US$ 3,376.8 million, or 15.7% mainly due to:

Fixed Assets decreased US$ 3,169.2, this is principally due to the sale of Central Canutillar for US$ 204 million, transmission lines for US$ 51.7 million, deconsolidation of Río Maipo for US$ 68.2 million and Infraestructura 2000 for US$ 422.9 million. Also, due to the effect of exchange rate on fixed assets on foreign as result of applying the methodology of carrying the non-monetary assets in the subsidiaries established in unstable countries, in historic US Dollars as required by Technical Bulletin N° 64.

Current Assets decreased by US$ 135.9 million due principally to the decrease of US$ 303.6 million in short-term accounts receivable from related companies following the transfer to long-term of the loan of US$ 215.9 million granted to Atacama Finance. Reduction of US$ 100.0 million in other current assets, mainly due to the reduction of investment forward operations and fewer resale agreements of US$ 165 million, partially compensated by the increase of US$ 183.9 in time deposits, US$ 44.6 million in deferred taxes and US$ 51.9 million in other debtors.

Other Long Term Assets registered a reduction of US$ 71.6 million, explained by a reduction in the negative and positive goodwill of net investments of US$ 98.9 million, as result of the writes-off that took place in December 2002; a reduction of US$ 26.8 million in investments in related companies and of US$ 46.5 million on other companies, mainly due to the effect of the exchange rate in Chile. The above was partially compensated by the increase of US$ 215.9 million in accounts receivable from related companies after the transfer of the Atacama Finance loan.

Total Liabilities show a decrease of US$ 3,376.8 million, or 15.7%. This is mainly due to:

Current liabilities decreased by US$ 1,761.1 million or 48.1%, principally explained by US$ 750.5 million of lower short term portion of the long term obligations with banks, as a result of the refinancing during the year, a reduction of US$ 197.3 million in the short term obligations with banks, and a decrease of US$ 728.4 million in obligations with the public (bonds).

Long Term Liabilities fell by US$ 2,947.6 million, or 32.1%, mainly as result of the reduction of US$ 1,680.9 million in payable accounts to related companies following the capitalization of the debt with Elesur, a reduction of US$ 1,472.5 million in obligations with banks and of US$ 88.3 million in accounts payable, partially compensated by an increase of US$ 303.9 million in the obligations with the public and an increase of US$ 105.9 million in provisions.

Minority Interests fell by US$ 1,249.3 million as result of the increase on the ownership in Cerj and Costanera, the deconsolidation of Infraestructura 2000 and the reduction of the net worth of the foreign subsidiaries.

With regard to Equity, increase by US$ 2,581.3 million respect to December 2002. This variation is principally explained by the subscription of shares of US$ 2,473.9 million during the capital increase 2003 and the overprice of US$ 211.6 million for the capitalization of the debt of Elesur and the local bonds B1 and B2. Also profits for the period increased by US$ 21.0 million.

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Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Consolidated Cash Flow

FINANCIAL DEBT MATURITY, THOUSAND US$

Table 11

		FINANCIAL DEBT MATURITY
Thousand US$		2004	2005	2006	2007	2008	Balance	TOTAL
Chile		135,314	118,457	832,447	402,869	735,784	2,427,063	4,651,933
	Enersis	225	237	467,997	169,185	169,329	650,154	1,457,127
	Chilectra	22,571	—	—	—	—	—	22,571
	Other	74,166	83,366	177,804	49,358	17,331	2,452	404,477
	Endesa	38,352	34,854	186,646	184,326	549,124	1,774,457	2,767,759
Argentina		250,948	43,592	48,088	47,805	20,902	61,191	472,526
	Edesur	130,966	12,800	15,495	15,654	—	—	174,915
	Costanera	119,982	30,792	32,594	32,150	20,902	61,191	297,611
Perú		115,240	59,583	125,253	76,908	—	—	376,985
	Edelnor	56,374	—	51,963	16,908	—	—	125,245
	Edegel	58,867	59,583	73,290	60,000	—	—	251,740
Brasil		183,284	55,017	43,391	36,309	34,877	122,473	475,351
	Coelce	75,633	29,295	17,078	19,381	20,112	85,339	246,838
	Cerj	105,710	23,174	22,969	12,539	12,817	37,134	214,343
	Cachoeira	1,941	2,548	3,344	4,389	1,948	—	14,170
Colombia		193,064	22,161	82,007	20,997	—	112,440	430,669
	Codensa	148,568	—	—	—	—	—	148,568
	Emgesa	44,496	1,164	61,011	—	—	112,440	219,111
	Betania	—	20,997	20,997	20,997	—	—	62,990
TOTAL		877,850	298,810	1,131,186	584,887	791,563	2,723,167	6,407,464

FINANCIAL DEBT MATURITY, MILLION CH$

Table 11.1

		FINANCIAL DEBT MATURITY
Million Ch$		2003	2004	2005	2006	2007	2008	TOTAL
Chile		80,349	70,340	494,307	239,224	436,909	1,441,190	2,762,318
	Enersis	133	141	277,897	100,462	100,547	386,062	865,242
	Chilectra	13,403	—	—	—	—	—	13,403
	Otras	44,040	49,503	105,580	29,309	10,291	1,456	240,178
	Endesa	22,774	20,696	110,830	109,453	326,070	1,053,673	1,643,495
Argentina		149,013	25,885	28,555	28,386	12,411	36,335	280,586
	Edesur	77,768	7,601	9,201	9,295	—	—	103,864
	Costanera	71,245	18,284	19,354	19,091	12,411	36,335	176,722
Perú		68,430	35,381	74,375	45,668	—	—	223,854
	Edelnor	33,475	—	30,856	10,040	—	—	74,371
	Edegel	34,955	35,381	43,520	35,628	—	—	149,483
Brasil		108,834	32,669	25,765	21,560	20,710	72,724	282,263
	Coelce	44,911	17,396	10,141	11,509	11,943	50,674	146,573
	Cerj	62,771	13,761	13,639	7,446	7,611	22,050	127,277
	Cachoeira	1,153	1,513	1,986	2,606	1,157	—	8,414
Colombia		114,642	13,159	48,696	12,468	—	66,767	255,731
	Codensa	88,220	—	—	—	—	—	88,220
	Emgesa	26,422	691	36,228	—	—	66,767	130,108
	Betania	—	12,468	12,468	12,468	—	—	37,404
TOTAL		521,268	177,433	671,698	347,306	470,030	1,617,017	3,804,752

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 26
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Consolidated Cash Flow

CONSOLIDATED CASH FLOW

UNDER CHILEAN GAAP, THOUSAND US$

Table 12

Thousand US$	YE 03	YE 02	Var 03-02	Chg %
CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES
Net income (loss) for the year	20,997	(380,575)	401,572	105.5%
Profit (losses) from sales of assets:
(Profit) loss on sale of fixed assets	(139,157)	(1,864)	(137,293)	—
Charges (credits) which do not represent cash flows:
Depreciation	667,591	773,014	(105,423)	(13.6%)
Amortization of intangibles	14,455	17,671	(3,216)	(18.2%)
Write-offs and accrued expenses	91,617	95,146	(3,529)	(3.7%)
Accrued profit from related companies (less)	(29,900)	(25,507)	(4,393)	(17.2%)
Accrued losses from related companies	400	11,451	(11,051)	(96.5%)
Amortization of positive goodwill	89,640	861,246	(771,606)	(89.6%)
Amortization of negative goodwill (less)	(86,184)	(190,923)	104,739	54.9%
Net, price-level restatement	7,577	(8,445)	16,022	189.7%
Net, foreign exchange effect	10,196	27,402	(17,206)	(62.8%)
Other credits which do not represent cash flow (less)	(50,147)	(389,601)	339,455	87.1%
Other charges which do not represent cash flow	258,095	251,148	6,946	2.8%
Assets variations which affect cash flow:			—
Decrease in receivables accounts	(142,147)	95,205	(237,352)	—
Decrease (increase) in inventory	17,468	20,018	(2,550)	(12.7%)
Decrease (increase) in other assets	32,618	(39,202)	71,821	—
Liabilities variations which affect cash flow:
(Decreased) increase in payable accounts related to operating income	53,484	(84,344)	137,828	163.4%
Increase of payable interest	(18,678)	93,763	(112,440)	(119.9%)
Net increase (decrease) of payable income tax	(69,078)	(77,967)	8,889	11.4%
Increase (decrease) of other payable accounts related to non-operating income	66,013	51,078	14,935	29.2%
Net (decrease) of payable value added tax and other taxes	40,693	(3,217)	43,910	—
Profit related to minority interest	131,904	(27,695)	159,599	—
NET POSITIVE CASH FLOW ORIGINATED FROM OP. ACTIVITIES	967,459	1,067,801	(100,342)	(9.4%)

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 27
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Consolidated Cash Flow

Cont. Table 12

Thousand US$	1H 03	1H 02	Var 03-02	Chg %
CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES
Shares issued and subscribed	920,284	3,241	917,043	—
Proceeds from loans hired	1,722,127	1,665,045	57,082	3.4%
Proceeds from debt issuance	1,394,614	223,696	1,170,918	523.4%
Proceeds from loans obtained from related companies	—	—	—	—
Proceeds from other loans obtained from related companies	—	—	—	—
Other sources of financing	40,482	44,816	(4,335)	(9.7%)
Capital paid	(40,471)	(202,896)	162,425	80.1%
Dividends paid	(136,065)	(170,850)	34,785	20.4%
Loans, debt amortization (less)	(3,583,819)	(1,861,723)	(1,722,096)	(92.5%)
Issuance debt amortization (less)	(820,261)	(49,917)	(770,344)	—
Amortization of loans obtained from related companies	(7,524)	(75,503)	67,979	90.0%
Amortization of other loans obtained from related companies	—	—	—	—
Expenses paid related to capital variations (less)	(18,241)	—	(18,241)	0.0%
Expenses paid related to debt issuance (less)	(9,568)	(18,949)	9,382	49.5%
Other disbursements related to financing (less)	(195,404)	(41,787)	(153,616)	—
NET (NEGATIVE) CASH FLOW ORIG. FROM FINANCING ACTIVITIES	(733,846)	(484,827)	(249,019)	(51.4%)
CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	270,732	38,450	232,282	—
Sale of other investments	—	—	—	—
Sale of long-term Investments	205,166	—	205,166	—
Collection upon other loans to related companies	42,055	—	42,055	—
Other income on investments	83,847	31,562	52,285	—
Additions to fixed assets (less)	(435,813)	(540,745)	104,933	19.4%
Long-term investments (less)	(5,031)	(39,912)	34,882	87.4%
Investment in financing instruments	—	(1,232)	1,232	100.0%
Other loans to related companies (less)	(526)	—	(526)	—
Other investment disbursements (less)	(11,600)	(61,122)	49,523	81.0%
NET (NEGATIVE) CASH FLOW ORIGINATED FROM INVESTMENT ACTIVITIES	148,830	(573,000)	721,830	126.0%
NET POSITIVE CASH FLOW FOR THE PERIOD	382,443	9,974	372,470	—
EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQ.	(201,242)	(4,252)	(196,990)	—
NET VARIATION OF CASH AND CASH EQUIVALENT	181,201	5,722	175,479	—
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	376,227	370,505	5,722	1.5%
FINAL BALANCE OF CASH AND CASH EQUIVALENT	557,428	376,227	181,201	48.2%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 28
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Consolidated Cash Flow

UNDER CHILEAN GAAP, MILLION CH$

Table 12.1

Million Ch$	YE 03	YE 02	Var 03-02	Chg %
CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES
Net income (loss) for the year	12,468	(225,986)	238,453	105.5%
Profit (losses) from sales of assets:
(Profit) loss on sale of fixed assets	(82,631)	(1,107)	(81,525)	—
Charges (credits) which do not represent cash flows:
Depreciation	396,416	459,016	(62,600)	(13.6%)
Amortization of intangibles	8,583	10,493	(1,910)	(18.2%)
Write-offs and accrued expenses	54,402	56,498	(2,095)	(3.7%)
Accrued profit from related companies (less)	(17,755)	(15,146)	(2,608)	(17.2%)
Accrued losses from related companies	238	6,800	(6,562)	(96.5%)
Amortization of positive goodwill	53,228	511,408	(458,179)	(89.6%)
Amortization of negative goodwill (less)	(51,176)	(113,370)	62,194	54.9%
Net, price-level restatement	4,499	(5,015)	9,514	189.7%
Net, foreign exchange effect	6,054	16,271	(10,217)	(62.8%)
Other credits which do not represent cash flow (less)	(29,777)	(231,345)	201,568	87.1%
Other charges which do not represent cash flow	153,257	149,132	4,125	2.8%
Assets variations which affect cash flow:
Decrease in receivables accounts	(84,407)	56,533	(140,940)	—
Decrease (increase) in inventory	10,372	11,886	(1,514)	(12.7%)
Decrease (increase) in other assets	19,369	(23,278)	42,647	—
Liabilities variations which affect cash flow:
(Decreased) increase in payable accounts related to operating income	31,759	(50,084)	81,842	163.4%
Increase of payable interest	(11,091)	55,676	(66,767)	(119.9%)
Net increase (decrease) of payable income tax	(41,018)	(46,297)	5,278	11.4%
Increase (decrease) of other payable accounts related to non-operating income	39,199	30,330	8,868	29.2%
Net (decrease) of payable value added tax and other taxes	24,164	(1,910)	26,074	—
Profit related to minority interest	78,325	(16,445)	94,770	—
NET POSITIVE CASH FLOW ORIGINATED FROM OP. ACTIVITIES	574,477	634,060	(59,583)	(9.4%)

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Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Consolidated Cash Flow

Cont. Table 12.1

Million Ch$	YE 03	YE 02	Var 03-02	Chg %
CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES
Shares issued and suscribed	546,465	1,925	544,540	—
Proceeds from loans hired	1,022,599	988,704	33,895	3.4%
Proceeds from debt issuance	828,122	132,831	695,291	523.4%
Proceeds from loans obtained from related companies	—	—	—	—
Proceeds from other loans obtained from related companies	—	—	—	—
Other sources of financing	24,038	26,612	(2,574)	(9.7%)
Capital paid	(24,032)	(120,479)	96,448	80.1%
Dividends paid	(80,795)	(101,451)	20,655	20.4%
Loans, debt amortization (less)	(2,128,072)	(1,105,491)	(1,022,581)	(92.5%)
Issuance debt amortization (less)	(487,071)	(29,641)	(457,430)	—
Amortization of loans obtained from related companies	(4,468)	(44,834)	40,366	90.0%
Amortization of other loans obtained from related companies	—	—	—	—
Expenses paid related to capital variations (less)	(10,832)	—	(10,832)
Expenses paid related to debt issuance (less)	(5,681)	(11,252)	5,571	49.5%
Other disbursements related to financing (less)	(116,031)	(24,813)	(91,217)	—
NET (NEGATIVE) CASH FLOW ORIG. FROM FINANCING ACTIVITIES	(435,758)	(287,890)	(147,867)	(51.4%)
CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	160,760	22,831	137,929	—
Sale of other investments	—	—	—	—
Sale of long-term Investments	121,827	—	121,827	—
Collection upon other loans to related companies	24,972	—	24,972	—
Other income on investments	49,788	18,742	31,047	—
Additions to fixed assets (less)	(258,786)	(321,095)	62,309	19.4%
Long-term investments (less)	(2,987)	(23,700)	20,713	87.4%
Investment in financing instruments	—	(732)	732	100.0%
Other loans to related companies (less)	(312)	—	(312)	—
Other investment disbursements (less)	(6,888)	(36,295)	29,407	81.0%
NET (NEGATIVE) CASH FLOW ORIGINATED FROM INVESTMENT ACTIVITIES	88,375	(340,248)	428,623	126.0%
NET POSITIVE CASH FLOW FOR THE PERIOD	227,095	5,922	221,172	—
EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQ.	(119,498)	(2,525)	(116,973)	—
NET VARIATION OF CASH AND CASH EQUIVALENT	107,597	3,398	104,200	—
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	223,404	220,006	3,398	1.5%
FINAL BALANCE OF CASH AND CASH EQUIVALENT	331,001	223,404	107,597	48.2%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 30
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Consolidated Cash Flow Analysis

CONSOLIDATED CASH FLOW ANALYSIS

During the period, the company generated a net cash flow of US$ 382.4 million, which is comprised of the following:

Table 13

Effective Cash Flow (thousand US$)	YE 03	YE 02	Var 03-02	Chg %
Operating	967,459	1,067,801	(100,342)	(9.4%)
Financing	(733,845)	(484,827)	(249,018)	(51.4%)
Investment	148,830	(573,001)	721,831	126.0%
Net cash flow of the period	382,444	9,973	372,471	3734.8%

Table 13.1

Effective Cash Flow (million Ch$)	YE 03	YE 02	Var 03-02	Chg %
Operating	574,477	634,060	(59,583)	(9.4%)
Financing	(435,757)	(287,890)	(147,867)	(51.4%)
Investment	88,375	(340,248)	428,623	126.0%
Net cash flow of the period	227,095	5,922	221,173	3734.8%

Operating activities generated a positive cash flow of US$ 967.5 million, US$ 100.3 million less than during the same period of last year. This cash flow is comprised mainly of profits for the period of US$ 21.0 million. Also net charges to results of US$ 1,139.6 million that do not represent cash flow. The main items correspond to the US$ 667.6 million depreciation for the period, US$ 91.6 million writes-off and provisions, US$ 89.6 million amortization on the negative and positive goodwill on investments and US$ 258.1 million for other charges that do not represent cash flow, the main item being US$ 115.2 million for the effect of the conversion to Technical Bulletin N° 64, increased by the rise in liabilities that affect the cash flow by US$ 72.4 million.

The above was partially compensated by an increase of US$ 92.1 million in assets that affect operating cash flows, principally due to the increase in sales debtors in Argentina and Brazil, to the increase of US$ 86.2 in amortizations and US$ 50.2 million in other credits that do not represent cash flow, of which US$ 14.1 million correspond to the effect of the positive conversion of the overseas subsidiaries.

Financing activities produced a negative cash flow of US$ 733.8 million, explained basically by loan repayments of US$ 3,583.8 million, dividend payments for US$ 136.1 million, payments of obligations with the public for US$ 820.3 million and other disbursements on investments for US$ 195.4 million. The above is partially compensated by the issuance of shares for US$ 920.3 million, new loans received for US$ 1,722.1 million and the placement of bonds for US$ 1,394.6 million.

Investment activities generated a net positive cash flow of US$ 148.8 million that mainly corresponds to the sale of Fixed Assets, Canutillar and Transmission Lines for US$ 270.7 million, to the sale of investments of US$ 205.2 million in Río Maipo and to other income for US$ 83.8 million. This was partially compensated by the incorporation of fixed assets for US$ 435.8 million, the most important of such is the investment Endesa is making in the Ralco Plant, which for this period amounts to US$ 220.9 million and other disbursements for US$ 11.6 million.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 31
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Consolidated Cash Flow Analysis

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS AND ENDESA CHILE.

Table 14

	Interest Received		Dividends Received		Management Fee		Intercompany Prepayments		Others
Thousand US$	YE 03	YE 02	YE 03	YE 02	YE 03	YE 02	YE 03	YE 02	YE 03	YE 02
Argentina	15,787	20,174	—	—	1,771	1,483	—	40,165	—	—
Peru	—	—	20,041	19,156	—	—	—	—	23,645	6,277
Brazil	6,648	32,721	—	26,037	—	—	—	(39,849)	—	721
Colombia	28,209	14,953	14,883	1,994	—	—	11,191	97,822	—	43,524
Chile	7,397	10,549	—	—	—	—	34,940	—	—	—
Total	58,041	78,397	34,924	47,188	1,771	1,483	46,131	98,139	23,645	50,522

	Total Cash Received
Thousand US$	YE 03	YE 02
Argentina	17,558	61,823
Peru	43,686	25,433
Brazil	6,648	19,630
Colombia	54,283	158,294
Chile	42,337	10,549
Total	164,512	275,729

Table 14.1

	Interest Received		Dividends Received		Management Fee		Intercompany Prepayments		Others
Millions Ch$	YE 03	YE 02	YE 03	YE 02	YE 03	YE 02	YE 03	YE 02	YE 03	YE 02
Argentina	26,586	33,975	—	—	2,982	2,498	—	67,641	—	—
Peru	—	—	33,750	32,260	—	—	—	—	39,821	10,571
Brazil	11,196	55,104	—	43,848	—	—	—	(67,108)	—	1,214
Colombia	47,506	25,182	25,064	3,359	—	—	18,846	164,740	—	73,297
Chile	12,457	17,765	—	—	—	—	58,841	—	—	—
Total	97,745	132,026	58,814	79,468	2,982	2,498	77,687	165,273	39,821	85,082

	Total Cash Received
Millions Ch$	YE 03	YE 02
Argentina	29,568	104,114
Peru	73,571	42,832
Brazil	11,196	33,058
Colombia	91,416	266,578
Chile	71,298	17,765
Total	277,050	464,347

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Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Consolidated Cash Flow Analysis

CAPEX AND DEPRECIATION

Table 15

	Payments for Additions of Fixed assets		Depreciation
Thousand US$	YE 03	YE 02	YE 03	YE 02
Endesa S.A.	220,849	229,382	302,271	333,138
Chilectra S.A.	42,063	33,594	21,485	21,572
Río Maipo S.A.	—	10,320	—	3,213
Edesur S.A.	42,146	36,416	88,261	112,058
Edelnor S.A.	31,728	40,177	26,448	29,463
Cerj	38,875	58,515	75,887	93,500
Coelce	32,262	81,883	62,595	71,581
Codensa S.A.	26,682	48,422	84,901	102,177
Cam Ltda.	889	534	1,940	1,843
Inmobiliaria Manso de Velasco Ltda.	—	749	384	373
Synapsis Soluciones y Servicios Ltda.	320	753	1,590	2,324
Holding Enersis	—	—	1,827	1,771
Total	435,813	540,744	667,591	773,014

Table 15.1

	Payments for Additions of Fixed assets		Depreciation
Million Ch$	YE 03	YE 02	YE 03	YE 02
Endesa S.A.	131,140	136,207	179,489	197,817
Chilectra S.A.	24,977	19,948	12,758	12,810
Río Maipo S.A.	—	6,128	—	1,908
Edesur S.A.	25,026	21,624	52,409	66,540
Edelnor S.A.	18,840	23,857	15,705	17,495
Cerj	23,084	34,746	45,062	55,521
Coelce	19,157	48,622	37,169	42,505
Codensa S.A.	15,844	28,753	50,414	60,673
Cam Ltda.	528	317	1,152	1,094
Inmobiliaria Manso de Velasco Ltda.	—	445	228	222
Synapsis Soluciones y Servicios Ltda.	190	447	944	1,380
Holding Enersis	—	—	1,085	1,052
Total	258,786	321,094	396,416	459,016

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Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Consolidated Cash Flow Analysis

GENERATION BUSINESS

Table 16

	Million US$			Million Ch$
	YE 03	YE 02	Chg %	YE 03	YE 02	Chg %
Operating Revenues	1,550	1,596	(2.9%)	920,281	947,480	(2.9%)
Operating Expenses	(927)	(945)	1.9%	(550,447)	(561,142)	1.9%
Selling and Administrative Expenses	(53)	(62)	14.5%	(31,324)	(36,652)	14.5%
Operating Income	570	589	(3.2%)	338,511	349,687	(3.2%)
Interest Income	26	26	(0.9%)	15,262	15,399	(0.9%)
Interest Expenses	(344)	(371)	7.3%	(204,136)	(220,329)	7.3%
Net Financial Income (Expenses)	(318)	(345)	7.8%	(188,874)	(204,929)	7.8%
Equity Gains from Related Company	30	26	16.9%	17,743	15,172	16.9%
Equity Losses from Related Company	(1)	(11)	94.3%	(373)	(6,516)	94.3%
Net Income from Related Companies	29	15	100.7%	17,370	8,656	100.7%
Other Non Operating Income	75	174	(56.9%)	44,573	103,509	(56.9%)
Other Non Operating Expenses	(101)	(198)	49.0%	(60,062)	(117,739)	49.0%
Net other Non Operating Income (Expenses)	(26)	(24)	(8.8%)	(15,489)	(14,230)	(8.8%)
Price Level Restatement	1	7	(85.8%)	575	4,036	(85.8%)
Foreign Exchange Effect	15	(1)	—	8,956	(445)	—
Net of Monetary Exposure	16	6	165.4%	9,531	3,591	165.4%
Positive Goodwill Amortization	(3)	(185)	98.6%	(1,543)	(109,647)	98.6%
Non Operating Income	(301)	(533)	43.5%	(179,005)	(316,559)	43.5%
Net Income b. Taxes, Min Int and Neg Goodwill Amort.	269	56	—	159,506	33,128	—
Extraordinary Items	—	(19)	100.0%	—	(11,039)	100.0%
Income Tax	(46)	(120)	61.6%	(27,378)	(71,335)	61.6%
Minority Interest	(117)	(79)	(48.2%)	(69,586)	(46,943)	(48.2%)
Negative Goodwill Amortization	26	146	(82.0%)	15,590	86,777	(82.0%)
NET INCOME	132	(16)	—	78,131	(9,412)	—

NET INCOME

Endesa Chile recorded a Net Income of US$ 132 million on the year 2003, US$ 148 million higher than the previous year. This is mainly explained to:

OPERATING INCOME

Operating Income amounted to US$ 570 million, a decrease of US$ 19 million. This amount is mainly due to the 17.4% Chilean peso appreciation on the year 2003, which affects the operational cash flows received from foreign subsidiaries, and the deconsolidation of Central Canutillar and Infraestructura 2000.

In Chile, the operating income amounted to US$ 261 million, a reduction by 10.0% with respect to the year 2002. This is principally explained by the deconsolidation of Infraestructura 2000 and Central Canutillar.

In Colombia, operating income amounted to US$ 145 million, representing an increase of 12.9%, although in local currency increased by 48%. Eventhough physical sales were slightly lower, they were compensated by higher energy sales prices and lower variable cost, due to increased hydroelectric v/s thermal generation when compared to 2002.

In Argentina, operating income amounted to US$ 54 million, an increase of 154%. This improvement in results is due to the good performance on subsidiaries El Chocón and Costanera, whose operating results increased by US$ 21 and US$ 12 million, respectively. Additionally, on local currency, there was a positive effect of 12.2% due to the Argentinean peso appreciation.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 34
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Generation Business

In Peru, the operating income amounted to US$ 103 million, a reduction by 13.9%. This is the result of the Peruvian Peso appreciation and Technical Bulletin N°64 of Chilean Accounting Principles. Although, comparing operational results in local currency there was an increase by 2.7%.

In Brazil, operating income of Cachoeira Dourada closed at US$ 6 million, 78.7% decrease. The fall in operating income is mainly due to the appreciation of the Chilean peso and the Brazilian Real. On local currency the operating income reduction was only of 30.3%.

NON OPERATING INCOME

The Company’s Non-Operating Income for the year 2003 improved 43.5% amounting to a loss of US$ 301 million. This improvement is mainly due to:

•	US$ 182 million of lower positive goodwill amortization
•	US$ 27 million lower financial expenses
•	US$ 15 million higher net income from related companies
•	US$ 16 million of better results from exchange differences

Table 17

			GWh Sold				Market Share
Country		Market	YE 03	YE 02	Var 03-02	Chg %	YE 03	YE 02
Chile		SIC & SING	18,681	18,344	337	1.8%	43.9%	46.1%
		SIC	17,718	17,408	310	1.8%	55.2%	57.4%
		SING	963	937	27	2.9%	9.2%	9.9%
Argentina		SIN	9,259	7,897	1,362	17.2%	11.9%	9.5%
	Chocón		4,676	3,719	957	25.7%
	Costanera		4,583	4,178	405	9.7%
Perú		SICN	4,443	4,158	285	6.9%	21.5%	22.8%
	Edegel		4,443	4,158	285	6.9%
Colombia		SIN	14,900	14,639	261	1.8%	21.6%	23.6%
	Betania		2,598	2,637	(39)	(1.5%)
	Emgesa		12,302	12,002	300	2.5%
Brazil		SICN	3,770	3,591	179	5.0%	1.0%	1.0%
	Cachoeira		3,770	3,591	179	5.0%
Total			51,053	48,629	2,424	5.0%

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Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Generation Business

Company	GWh Produced		Var 03-02	Chg %
	YE 03	YE 02
Chilean Companies	16,524	16,286	238	1.5%
Chocón	4,038	3,682	356	9.7%
Costanera	4,090	3,609	481	13.3%
Edegel	4,458	4,279	179	4.2%
Betania	1,589	1,829	(240)	(13.1%)
Emgesa	9,205	8,870	335	3.8%
Cachoeira	3,024	2,467	558	22.6%
TOTAL	42,929	41,022	1,907	4.6%

Endesa Financial Debt Maturity (with third party)
US$ 2,767 million

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 36
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Distribution Business

DISTRIBUTION BUSINESS

HIGHLIGHTS

Distribution Business	YE 03	YE 02	Var 02-03	Chg %
Customers (Th)	10,482	9,979	502	5.0%
GWh Sold	49,677	47,679	1,998	4.2%
Clients/Emploee	1,436	1,367	69	5.0%
Energy Losses GWh (TTM)	6,909	6,468	441	6.8%
Energy Losses % (TTM)	12.2%	11.9%	0.3%	—

CHILE

The Short law is in it final stage of approval, and it is expected to be in effect by late March 2004.

Last December the replacement cost of assets (VNR) for Chilectra was set, resulting in a 13.9% reduction respect to Chilectra’s original valuation. This does not have an immediate or direct impact on tariffs. The remaining parts of the tariff setting process must conclude as of October 2004.

After three years of low growth, demand for electricity is returning to historical levels.

The sovereign risk is in record lowest level, and the country risk was recently upgraded to A, from A-.

BRAZIL

During the month of November, the Government introduced the “New Electric Model”. The main issues for the distribution business is the creation of an energy pool where distribution companies must contract their energy. This model must be approved by the Congress by mid 2004. At this point of time, it is known that several observations have been made, so, the process may be slow.

In Cerj, an ordinary tariff revision was performed, resulting in a 15.5% increase on tariffs. In Coelce, a tariff increase of 31.8% was approved during April.

The sovereign risk has improved, while a lower inflation has allowed an important reduction in the SELIC rate from 26% down to 16.5%. These positive circumstances will lower the financing cost in local currency.

COLOMBIA

Tariff Increased 19.6%, last September, and will remain in place until 2007. The Colombian Peso continued appreciating it against the US Dollar. Inflation remained relatively controlled, and new taxes were imposed.

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Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Distribution Business

ARGENTINA

Congress approved a law that empowers the Executive to renegotiate tariffs with Utilities, this renegotiation process has begun and must be concluded sometime 2004. The sovereign risk improved 12.3% during the year 2003. Inflation has decreased.

PERU

Income tax has increased from a 27 to a 30%. The Income tax was raised from 27% to 30%. A new tax of 0.15 per 1,000 was imposed over financial transactions.

The Peruvian economy continues to be one of the most growing and stable economies in the region, basically boosted by an important growth of the domestic demand. Inflation remains under control in the range of 2.5%.

On the following pages an analysis of Enersis’ distribution subsidiaries is shown. Figures of foreign subsidiaries are accounted for under Chilean Technical Bulletin 64, therefore they could differ from those registered in their respective local GAAP.

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Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Distribution Business

CHILECTRA

Table 18

	Million US$			Million Ch$
	YE 03	YE 02	Chg %	YE 03	YE 02	Chg %
Revenues from Sales	694	652	6.4%	411,915	387,063	6.4%
Other Operating Revenues	25	25	0.4%	14,909	14,853	0.4%
Operating Revenues	719	677	6.2%	426,823	401,917	6.2%
Energy Purchases	(436)	(403)	(8.3%)	(259,148)	(239,376)	(8.3%)
Other Operating Cost	(76)	(71)	(7.2%)	(45,186)	(42,136)	(7.2%)
Operating Expenses	(513)	(474)	(8.1%)	(304,334)	(281,512)	(8.1%)
Selling and Administrative Expenses	(58)	(54)	(6.9%)	(34,438)	(32,212)	(6.9%)
Operating Income	148	149	(0.2%)	88,052	88,193	(0.2%)
Interest Income	3	22	(86.3%)	1,800	13,124	(86.3%)
Interest Expenses	(62)	(87)	28.1%	(37,075)	(51,585)	28.1%
Net Financial Income (Expenses)	(59)	(65)	8.3%	(35,275)	(38,461)	8.3%
Equity Gains from Related Company	7	13	(46.6%)	4,200	7,870	(46.6%)
Equity Losses from Related Company	(94)	(43)	(117.6%)	(55,636)	(25,565)	(117.6%)
Net Income from Related Companies	(87)	(30)	(190.7%)	(51,436)	(17,695)	(190.7%)
Other Non Operating Income	52	56	(6.8%)	31,008	33,281	(6.8%)
Other Non Operating Expenses	(20)	(26)	23.7%	(11,998)	(15,727)	23.7%
Conversion Effect (BT 64)	—	—	—	—	—	—
Net other Non Operating Income (Expenses)	32	30	8.3%	19,010	17,554	8.3%
Price Level Restatement	15	(25)	157.8%	8,702	(15,062)	157.8%
Foreign Exchange Effect	—	—	—	—	—	—
Net of Monetary Exposure	15	(25)	157.8%	8,702	(15,062)	157.8%
Positive Goodwill Amortization	(1)	(131)	99.6%	(339)	(77,556)	99.6%
Non Operating Income	(100)	(221)	54.8%	(59,338)	(131,220)	54.8%
Net Income b. Taxes, Min Int and Neg Goodwill Amort.	48	(72)	166.7%	28,714	(43,026)	166.7%
Extraordinary Items	—	—	—	—	—	—
Income Tax	(1)	(15)	95.5%	(414)	(9,119)	95.5%
Minority Interest	17	(19)	190.1%	10,246	(11,370)	190.1%
Negative Goodwill Amortization	22	54	(59.9%)	12,923	32,204	(59.9%)
NET INCOME	87	(53)	264.4%	51,470	(31,312)	264.4%

NET INCOME

Chilectra registered a Net Income of US$ 87 million for the year 2003, US$ 139 million higher than the previous year. This result is mainly due to:

OPERATING INCOME

Operating Income of US$ 148 million due to higher energy sales of US$ 42 million, compensated by higher energy cost of US$ 33 million, and higher SG&A expenses of US$ 4 million.

NON OPERATING INCOME

Lower Non-Operating Loss of US$ 121 million, mainly due to lower positive goodwill amortization of US$ 130 million generated by extraordinary writes-off in the companies established in Argentina and Brazil accounted during 2002. Additionally higher positive foreign exchange effect of US$ 40 million and lower net financial expenses of US$ 6 million, partially compensated by lower net income on related companies of US$ 57 million.

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Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Distribution Business

OTHER

A lower negative goodwill amortization of US$ 32 million, registered from the acquisition of Cerj’s shares during the month of June. This negative goodwill accounted from Cerj was completely amortized during this period. Higher positive minority interest of US$ 36 million. Lower tax payment of US$ 14 million.

ADDITIONAL INFORMATION

Table 19

Chilectra	YE 03	YE 02	Chg%
Customers (Th)	1,341	1,319	1.6%
GWh Sold	10,518	9,952	5.7%
Clients/Employe	1,800	1,812	(0.7%)
Energy Losses GWh (TTM)	620	589	(5.3%)
Energy Losses % (TTM)	5.6%	5.6%	0.0%

Chilectra Financial Debt Maturity (with third party)
US$ 23 million

Chilean Peso Exchange Rate

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Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Distribution Business

CERJ

Table 20

	Million US$			Million Ch$
	YE 03	YE 02	Chg %	YE 03	YE 02	Chg%
Revenues from Sales	505	569	(11.2%)	300,137	337,889	(11.2%)
Other Operating Revenues	29	18	62.8%	17,457	10,724	62.8%
Operating Revenues	535	587	(8.9%)	317,593	348,613	(8.9%)
Energy Purchases	(308)	(289)	(6.6%)	(183,099)	(171,833)	(6.6%)
Other Operating Cost	(167)	(227)	26.4%	(99,057)	(134,547)	26.4%
Operating Expenses	(475)	(516)	7.9%	(282,156)	(306,380)	7.9%
Selling and Administrative Expenses	(18)	(36)	49.5%	(10,925)	(21,624)	49.5%
Operating Income	41	35	18.9%	24,512	20,608	18.9%
Interest Income	22	24	(8.7%)	12,948	14,187	(8.7%)
Interest Expenses	(66)	(62)	(5.8%)	(39,148)	(36,994)	(5.8%)
Net Financial Income (Expenses)	(44)	(38)	(14.9%)	(26,200)	(22,807)	(14.9%)
Equity Gains from Related Company	—	—	—	—	—	—
Equity Losses from Related Company	(5)	(123)	—	(3,163)	(72,946)	—
Net Income from Related Companies	(5)	(123)	95.7%	(3,163)	(72,946)	95.7%
Other Non Operating Income	13	9	37.0%	7,660	5,591	37.0%
Other Non Operating Expenses	(118)	(104)	(13.8%)	(70,244)	(61,713)	(13.8%)
Conversion Effect (BT 64)	(100)	188	—	(59,194)	111,712	(153.0%)
Net other Non Operating Income (Expenses)	(205)	94	(319.1%)	(121,778)	55,589	(319.1%)
Price Level Restatement	—	—	—	—	—	—
Foreign Exchange Effect	—	—	—	—	—	—
Net of Monetary Exposure	—	—	—	—	—	—
Positive Goodwill Amortization	—	—	—	—	—	—
Non Operating Income	(255)	(68)	(276.3%)	(151,141)	(40,163)	(276.3%)
Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(213)	(33)	(547.6%)	(126,629)	(19,555)	(547.6%)
Extraordinary Items	—	—	—	—	—	—
Income Tax	47	18	166.5%	27,855	10,452	166.5%
Minority Interest	—	—	—	—	—	—
Negative Goodwill Amortization	—	—	—	—	—	—
NET INCOME	(166)	(15)	(985.1%)	(98,773)	(9,103)	(985.1%)

NET INCOME

Cerj registered a Net Loss of US$ 166 million on the year 2003, US$ 151 million larger than the previous year. This result is mainly due to:

OPERATING INCOME

Higher Operating Income of US$ 6 million related to lower operating expenses of US$ 41 million, due to lower operating and maintenance cost and third party services of US$ 33 million, lower depreciation and amortization expenses of US$ 18 million partially compensated by higher energy purchases of US$ 19 million. Additionally registered lower SG&A expenses of US$ 18 million due to a lower labor cost of US$ 9 million. These reduction in costs were offset by lower operating revenues of US$ 52 million due to lower energy sales of US$ 64 million partially compensated by higher revenues from electric services of US$ 11 million.

NON OPERATING INCOME

Higher Non Operating Loss of US$ 187 million, mainly explained by the negative conversion effect as a result of the Brazilian Reais appreciation and Technical Bulletin N°64 of Chilean Accounting Principles of US$ 288 million. Also, higher pension provisions for US$ 17 million, compensated partially by lower net losses from related companies of US$ 118 million.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 41
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Distribution Business

OTHER

Higher tax credit of US$ 29 million.

ADDITIONAL INFORMATION

Table 21

Cerj	YE 03	YE 02	Chg %
Customers (Th)	1,905	1,778	7.1%
GWh Sold	7,398	7,145	3.5%
Clients/Employe	1,256	1,215	3.4%
Energy Losses GWh (TTM)	2,253	2,064	(9.2%)
Energy Losses % (TTM)	23.6%	22.6%	(1.0%)

Cerj Financial Debt Maturity (with third party)
US$ 214 million

Real Exchange Rate

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Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Distribution Business

COELCE

Table 22

	Million US$			Million Ch$
	YE03	YE02	Chg%	YE03	YE02	Chg%
Revenues from Sales	344	381	(9.7%)	203,978	226,009	(9.7%)
Other Operating Revenues	6	7	(14.6%)	3,409	3,993	(14.6%)
Operating Revenues	349	387	(9.8%)	207,387	230,002	(9.8%)
Energy Purchases	(153)	(158)	3.0%	(90,814)	(93,662)	3.0%
Other Operating Cost	(113)	(120)	5.7%	(67,256)	(71,291)	5.7%
Operating Expenses	(266)	(278)	4.2%	(158,070)	(164,954)	4.2%
Selling and Administrative Expenses	(50)	(69)	27.2%	(29,622)	(40,713)	27.2%
Operating Income	33	41	(19.1%)	19,695	24,335	(19.1%)
Interest Income	38	36	4.4%	22,427	21,477	4.4%
Interest Expenses	(52)	(57)	8.7%	(31,000)	(33,968)	8.7%
Net Financial Income (Expenses)	(14)	(21)	31.4%	(8,573)	(12,491)	31.4%
Equity Gains from Related Company	—	—	—	—	—	—
Equity Losses from Related Company	—	—	—	—	—	—
Net Income from Related Companies	—	—	—	—	—	—
Other Non Operating Income	2	1	80.5%	1,050	582	80.5%
Other Non Operating Expenses	(10)	(5)	(102.8%)	(5,990)	(2,953)	(102.8%)
Conversion Effect (BT 64)	(21)	26	(178.3%)	(12,230)	15,619	(178.3%)
Net other Non Operating Income (Expenses)	(29)	22	(229.6%)	(17,170)	13,247	(229.6%)
Price Level Restatement	—	—	—	—	—	—
Foreign Exchange Effect	—	—	—	—	—	—
Net of Monetary Exposure	—	—	—	—	—	—
Positive Goodwill Amortization	—	—	—	—	—	—
Non Operating Income	(43)	1	(3504.5%)	(25,742)	756	(3504.5%)
Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(10)	42	(124.1%)	(6,047)	25,092	(124.1%)
Extraordinary Items	—	—	—	—	—	—
Income Tax	(7)	(8)	8.7%	(4,141)	(4,536)	8.7%
Minority Interest	—	—	—	—	—	—
Negative Goodwill Amortization	—	—	—	—	—	—
NET INCOME	(17)	35	(149.6%)	(10,188)	20,555	(149.6%)

NET INCOME

Coelce registered a Net Loss of US$ 17 million on the year 2003, US$ 52 million lower than the previous year. This result is mainly due to:

OPERATING INCOME

Lower Operating Income of US$ 8 million, mainly due to lower energy sales of US$ 37 million compensated by lower SG&A for US$ 19 million lower depreciation and amortization expenses of US$ 7 million and lower energy purchases of US$ 5 million.

NON OPERATING INCOME

Lower Non-Operating Income of US$ 44 million, mainly explained by the negative conversion effect as a result of the Brazilian Reais appreciation and Technical Bulletin N°64 of Chilean Accounting Principles of US$ 47 million and higher legal contingency and litigation provisions for US$ 6 million. This was partially compensated by lower net financial loss for US$ 7 million.

OTHER

Lower Tax payment of US$ 1 million.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 43
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Distribution Business

ADDITIONAL INFORMATION

Table 23

Coelce	YE 03	YE 02	Chg %
Customers (Th)	2,255	2,009	12.2%
GWh Sold	5,897	5,558	6.1%
Clients/Employe	1,640	1,517	8.1%
Energy Losses GWh (TTM)	921	828	(11.2%)
Energy Losses % (TTM)	13.5%	12.9%	(0.6%)

Coelce Financial Debt Maturity (with third party)
US$ 247 million

Real Exchange Rate

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Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Distribution Business

CODENSA

Table 24

	Million US$			Million Ch$
	YE 03	YE 02	Chg %	YE 03	YE 02	Chg %
Revenues from Sales	399	502	(20.5%)	237,043	298,189	(20.5%)
Other Operating Revenues	93	62	50.5%	55,112	36,630	50.5%
Operating Revenues	492	564	(12.7%)	292,155	334,820	(12.7%)
Energy Purchases	(251)	(285)	11.8%	(149,187)	(169,141)	11.8%
Other Operating Cost	(166)	(192)	13.3%	(98,835)	(114,031)	13.3%
Operating Expenses	(418)	(477)	12.4%	(248,022)	(283,172)	12.4%
Selling and Administrative Expenses	(18)	(50)	65.2%	(10,402)	(29,884)	65.2%
Operating Income	57	37	55.0%	33,731	21,764	55.0%
Interest Income	14	23	(40.8%)	8,229	13,892	(40.8%)
Interest Expenses	(8)	(24)	66.6%	(4,830)	(14,483)	66.6%
Net Financial Income (Expenses)	6	(1)	675.6%	3,399	(590)	675.6%
Equity Gains from Related Company	—	—	—	—	—	—
Equity Losses from Related Company	—	—	—	—	—	—
Net Income from Related Companies	—	—	—	—	—	—
Other Non Operating Income	7	3	168.0%	4,360	1,627	168.0%
Other Non Operating Expenses	(2)	(2)	(43.6%)	(1,326)	(924)	(43.6%)
Conversion Effect (BT 64)	(0)	(15)	99.0%	(88)	(8,707)	99.0%
Net other Non Operating Income (Expenses)	5	(13)	136.8%	2,945	(8,004)	136.8%
Price Level Restatement	—	—	—	—	—	—
Foreign Exchange Effect	—	—	—	—	—	—
Net of Monetary Exposure	—	—	—	—	—	—
Positive Goodwill Amortization	—	—	—	—	—	—
Non Operating Income	11	(14)	173.8%	6,344	(8,595)	173.8%
Net Income b. Taxes, Min Int and Neg Goodwill Amort.	67	22	204.3%	40,075	13,169	204.3%
Extraordinary Items	—	—	—	—	—	—
Income Tax	(37)	(33)	(10.9%)	(22,054)	(19,892)	(10.9%)
Minority Interest	—	—	—	—	—	—
Negative Goodwill Amortization	—	—	—	—	—	—
NET INCOME	30	(11)	368.1%	18,020	(6,723)	368.1%

NET INCOME

Codensa registered a Net Income of US$ 30 million on the year 2003, US$ 41 million higher than the previous year. This result is mainly due to:

OPERATING INCOME

Higher Operating Income of US$ 20 million, primarily explained by higher other operating revenues of US$ 31 million by lower operating expenses of US$ 59 million due to lower energy purchases costs of US$ 34 million, lower depreciation and amortization expenses of US$ 16 million and lower operating and maintenance cost and third party services of US$ 6 million. Additionally, lower SG&A expenses of US$ 32 million. These reduction in costs were partially compensated by lower energy sales of US$ 103 million.

NON OPERATING INCOME

Higher Non-Operating Income of US$ 25 million, primarily explained by lower negative conversion effect registered as a result of the Colombian Peso apreciation and Technical Bulletin N°64 of Chilean Accounting Principles of US$ 15 million and lower financial expenses for US$ 16 million. These were partially compensated by lower financial income of US$ 9 million.

OTHER

Higher Tax payment of US$ 4 million.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 45
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Distribution Business

ADDITIONAL INFORMATION

Table 25

Codensa	YE 03	YE 02	Chg %
Customers (Th)	1,972	1,911	3.2%
GWh Sold	9,254	9,014	2.7%
Clients/Employe	2,315	2,278	1.6%
Energy Losses GWh (TTM)	1,055	1,038	(1.6%)
Energy Losses % (TTM)	10.2%	10.3%	0.1%

Codensa Financial Debt Maturity (with third party)
US$ 149 million

Colombian Peso Exchange Rate

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Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Distribution Business

EDELNOR

Table 26

	Million US$			Million Ch$
	YE 03	YE 02	Chg %	YE 03	YE 02	Chg %
Revenues from Sales	287	334	(14.2%)	170,174	198,278	(14.2%)
Other Operating Revenues	10	12	(21.9%)	5,773	7,392	(21.9%)
Operating Revenues	296	346	(14.5%)	175,947	205,670	(14.5%)
Energy Purchases	(185)	(212)	12.9%	(109,613)	(125,920)	12.9%
Other Operating Cost	(38)	(45)	15.3%	(22,702)	(26,802)	15.3%
Operating Expenses	(223)	(257)	13.4%	(132,315)	(152,721)	13.4%
Selling and Administrative Expenses	(29)	(33)	13.3%	(17,094)	(19,725)	13.3%
Operating Income	45	56	(20.1%)	26,538	33,224	(20.1%)
Interest Income	3	4	(25.8%)	1,926	2,594	(25.8%)
Interest Expenses	(9)	(12)	20.7%	(5,477)	(6,903)	20.7%
Net Financial Income (Expenses)	(6)	(7)	17.6%	(3,551)	(4,309)	17.6%
Equity Gains from Related Company	—	—	—	—	—	—
Equity Losses from Related Company	—	—	—	—	—	—
Net Income from Related Companies	—	—	—	—	—	—
Other Non Operating Income	6	9	(32.5%)	3,435	5,088	(32.5%)
Other Non Operating Expenses	(2)	(5)	47.0%	(1,429)	(2,695)	47.0%
Conversion Effect (BT 64)	(3)	2	(256.7%)	(1,527)	975	(256.7%)
Net other Non Operating Income (Expenses)	1	6	(85.8%)	479	3,367	(85.8%)
Price Level Restatement	—	—	—	—	—	—
Foreign Exchange Effect	—	—	—	—	—	—
Net of Monetary Exposure	—	—	—	—	—	—
Positive Goodwill Amortization	—	—	—	—	—	—
Non Operating Income	(5)	(2)	(226.0%)	(3,072)	(943)	(226.0%)
Net Income b. Taxes, Min Int and Neg Goodwill Amort.	40	54	(27.3%)	23,466	32,282	(27.3%)
Extraordinary Items	—	—	—	—	—	—
Income Tax	(17)	(21)	15.7%	(10,388)	(12,325)	15.7%
Minority Interest	—	—	—	—	—	—
Negative Goodwill Amortization	—	—	—	—	—	—
NET INCOME	22	34	(34.5%)	13,078	19,957	(34.5%)

NET INCOME

Edelnor registered a Net Income of US$ 22 million on the year 2003, US$ 12 million lower than the previous year. This result is mainly due to:

OPERATING INCOME

Lower Operating Income of US$ 11 million, related to lower energy sales of US$ 47 million, compensated by lower operating costs of US$ 34 million due to lower energy purchases of 27 million and lower depreciation and amortization expenses of US$ 5 million. Additionally registered lower SG&A expenses of US$ 4 million.

NON OPERATING INCOME

Higher Non Operating Loss of US$ 3 million, related to higher negative conversion effect as result of the Peruvian Peso appreciation and Technical Bulletin N°64 of Chilean Accounting Principles of US$ 5 million partially compensated by lower net financial expenses of US$ 1 million.

OTHER

Lower tax payment of US$ 4 million.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 47
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Distribution Business

ADDITIONAL INFORMATION

Table 27

Edelnor	YE 03	YE 02	Chg %
Customers (Th)	892	871	2.3%
GWh Sold	3,972	3,872	2.6%
Clients/Employe	1,610	1,434	12.3%
Energy Losses GWh (TTM)	362	361	(0.3%)
Energy Losses % (TTM)	8.4%	8.5%	0.1%

Edelnor Financial Debt Maturity (with third party)
US$ 125 million

Nuevo Sol Exchange Rate

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 48
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Distribution Business

EDESUR

Table 28

	Million US$			Million Ch$
	YE 03	YE 02	Chg %	YE 03	YE 02	Chg %
Revenues from Sales	288	312	(7.8%)	171,005	185,463	(7.8%)
Other Operating Revenues	22	27	(19.2%)	12,937	16,010	(19.2%)
Operating Revenues	310	339	(8.7%)	183,942	201,473	(8.7%)
Energy Purchases	(136)	(137)	1.2%	(80,630)	(81,599)	1.2%
Other Operating Cost	(136)	(172)	20.9%	(80,536)	(101,849)	20.9%
Operating Expenses	(271)	(309)	12.1%	(161,166)	(183,448)	12.1%
Selling and Administrative Expenses	(47)	(52)	9.3%	(28,023)	(30,891)	9.3%
Operating Income	(9)	(22)	59.2%	(5,247)	(12,866)	59.2%
Interest Income	10	20	(50.1%)	5,951	11,915	(50.1%)
Interest Expenses	(20)	(48)	57.1%	(12,144)	(28,309)	57.1%
Net Financial Income (Expenses)	(10)	(28)	62.2%	(6,194)	(16,394)	62.2%
Equity Gains from Related Company	0	—	—	7	—	—
Equity Losses from Related Company	—	—	—	—	—	—
Net Income from Related Companies	0	—	—	7	—	—
Other Non Operating Income	1	1	2.4%	330	323	2.4%
Other Non Operating Expenses	(18)	(18)	(1.7%)	(10,704)	(10,530)	(1.7%)
Conversion Effect (BT 64)	12	22	(44.6%)	7,212	13,015	(44.6%)
Net other Non Operating Income (Expenses)	(5)	5	(212.6%)	(3,161)	2,808	(212.6%)
Price Level Restatement	—	—	—	—	—	—
Foreign Exchange Effect	—	—	—	—	—	—
Net of Monetary Exposure	—	—	—	—	—	—
Positive Goodwill Amortization	—	—	—	—	—	—
Non Operating Income	(16)	(23)	31.2%	(9,347)	(13,586)	31.2%
Net Income b. Taxes, Min Int and Neg Goodwill Amort.	(25)	(45)	—	(14,594)	(26,451)	—
Extraordinary Items	—	—	—	—	—	—
Income Tax	(21)	59	(136.0%)	(12,507)	34,738	(136.0%)
Minority Interest	—	—	—	—	—	—
Negative Goodwill Amortization	—	—	—	—	—	—
NET INCOME	(46)	14	(427.0%)	(27,101)	8,287	(427.0%)

NET INCOME

Edesur registered a Net Loss of US$ 46 million on the year 2003, US$ 60 million lower than the previous year. This result is mainly due to:

OPERATING INCOME

Lower Operating Loss of US$ 13 million, mainly due to lower operating cost of US$ 38 million due to lower depreciation and amortization expenses of US$ 22 million and lower operating and maintenance cost and third party services of US$ 15 million. Additionally, registered lower SG&A expenses of US$ 5 million. These reduction in costs were partially compensated by lower operating revenues of US$ 29 million.

NON OPERATING INCOME

Lower Non-Operating Loss of US$ 7 million, mainly explained by lower net financial expenses of US$ 18 million partially compensated by a lower positive conversion effect of US$ 10 million as a result of the Argentinean Peso appreciation and Technical Bulletin N°64 of Chilean Accounting Principles.

OTHER

Higher Tax payment of US$ 80 million.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 49
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Distribution Business

ADDITIONAL INFORMATION

Table 29

Edesur	YE 03	YE 02	Chg %
Customers (Th)	2,117	2,090	1.3%
GWh Sold	12,638	12,138	4.1%
Clients/Employe	938	924	1.5%
Energy Losses GWh (TTM)	1,698	1,588	(6.9%)
Energy Losses % (TTM)	11.8%	11.6%	(0.2%)

Edesur Financial Debt Maturity (with third party)
US$ 175 million

Argentinean Peso Exchange Rate

Source: Bloomberg

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 50
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Parent Company Income Statement

PARENT COMPANY INCOME STATEMENT

UNDER CHILEAN GAAP, THOUSAND US$

Table 30

Th. US$	YE 03	YE 02	Var 03-02	Chg %
Operating Revenues	7,295	7,282	13	0.2%
Operating Expenses	(1,903)	(1,847)	(56)	(3.1%)
Operating Margin	5,392	5,435	(43)	(0.8%)
Selling and Administrative Expenses	(28,660)	(37,130)	8,470	22.8%
Operating Income	(23,268)	(31,695)	8,427	26.6%
Interest Income	66,736	97,112	(30,376)	(31.3%)
Interest Expense	(240,092)	(245,194)	5,102	2.1%
Net Financial Income (Expenses)	(173,356)	(148,082)	(25,274)	(17.1%)
Equity Gains from Related Companies	191,536	122,275	69,262	56.6%
Equity Losses from Related Companies	(120,662)	(136,636)	15,974	11.7%
Net Income from Related Companies	70,874	(14,362)	85,236	—
Other Non Operating Income	167,957	38,064	129,893	—
Other Non Operating Expenses	(38,917)	(30,733)	(8,184)	(26.6%)
Net other Non Operating Income (Expense)	129,040	7,331	121,709	—
Price Level Restatement	(7,454)	2,689	(10,143)	—
Foreign Exchange Effect	51,420	(30,858)	82,277	—
Net of Monetary Exposure	43,966	(28,169)	72,135	—
Positive Goodwill Amortization	(83,974)	(183,509)	99,535	54.2%
Non Operating Income	(13,450)	(366,790)	353,340	96.3%
Net Inc b. Taxes, Min Int and Neg Goodwill Amort	(36,718)	(398,485)	361,767	90.8%
Income Tax	21,280	16,136	5,144	31.9%
Negative Goodwill Amortization	36,436	1,774	34,661	—
NET INCOME	20,997	(380,575)	401,572	105.5%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 51
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Parent Company Income Statement

UNDER CHILEAN GAAP, MILLION CH$

Table 30.1

Million Ch$	YE 03	YE 02	Var 03-02	Chg %
Operating Revenues	4,332	4,324	8	0.2%
Operating Expenses	(1,130)	(1,097)	(33)	(3.1%)
Operating Margin	3,202	3,228	(26)	(0.8%)
Selling and Administrative Expenses	(17,018)	(22,048)	5,030	22.8%
Operating Income	(13,817)	(18,820)	5,004	26.6%
Interest Income	39,628	57,665	(18,037)	(31.3%)
Interest Expense	(142,567)	(145,596)	3,029	2.1%
Net Financial Income (Expenses)	(102,939)	(87,931)	(15,008)	(17.1%)
Equity Gains from Related Companies	113,734	72,607	41,128	56.6%
Equity Losses from Related Companies	(71,649)	(81,135)	9,485	11.7%
Net Income from Related Companies	42,085	(8,528)	50,613	—
Other Non Operating Income	99,733	22,602	77,130	—
Other Non Operating Expenses	(23,109)	(18,249)	(4,860)	(26.6%)
Net other Non Operating Income (Expense)	76,624	4,353	72,271	—
Price Level Restatement	(4,426)	1,597	(6,023)	—
Foreign Exchange Effect	30,533	(18,323)	48,856	—
Net of Monetary Exposure	26,107	(16,727)	42,834	—
Positive Goodwill Amortization	(49,864)	(108,968)	59,104	54.2%
Non Operating Income	(7,987)	(217,800)	209,813	96.3%
Net Inc b. Taxes, Min Int and Neg Goodwill Amort	(21,803)	(236,621)	214,817	90.8%
Income Tax	12,636	9,581	3,054	31.9%
Negative Goodwill Amortization	21,635	1,053	20,582	—
NET INCOME	12,468	(225,986)	238,453	105.5%

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 52
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Partially Consolidated Income Statement

PARTIALLY CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, THOUSAND US$

Table 31

4Q 03	4Q 02	Var %	(in thousand US$ of 9M03)	YE 03	YE 02	Var %
1,293	1,331	(2.8%)	Gross Operating Margin	5,392	5,435	(0.8%)
(9,061)	(15,273)	40.7%	S&A Expenses	(28,660)	(37,130)	22.8%
(7,768)	(13,942)	44.3%	Operating Income	(23,268)	(31,695)	26.6%
11,060	(76,800)	114.4%	Endesa	78,922	(9,507)	930.1%
38,756	8,501	355.9%	Chilectra	170,250	(22,600)	853.3%
—	6,875	(100.0%)	Río Maipo	—	19,696	(100.0%)
50	(75)	166.5%	Edesur	(29,566)	9,026	(427.6%)
82	(50)	262.8%	Edelnor	10,105	15,041	(32.8%)
(1,327)	(134,037)	99.0%	Cerj	(119,314)	(9,463)	(1160.8%)
(242)	(89,587)	99.7%	Coelce	(3,778)	(87,039)	95.7%
1,390	2,792	50.2%	Codensa	3,164	(3,424)	192.4%
3,404	950	258.4%	CAM LTDA	11,545	8,123	42.1%
1,518	(19,280)	107.9%	Inm Manso de Velasco	2,201	(16,901)	113.0%
3,656	(469)	880.2%	Synapsis	9,519	5,170	84.1%
201	16,215	(98.8%)	Others	0	15,738	(100.0%)
58,549	(284,966)	120.5%	Net Income from Related Companies	133,047	(76,140)	274.7%
21,045	31,366	(32.9%)	Interest Income	97,090	130,613	(25.7%)
(67,440)	(57,327)	(17.6%)	Interest Expense	(240,142)	(245,194)	2.1%
(46,395)	(25,960)	(78.7%)	Net Financial Income (Expenses)	(143,052)	(114,581)	(24.8%)
2,865	(5,231)	154.8%	Other Non Operating Income	167,982	40,320	316.6%
(11,655)	41,263	(128.2%)	Other Non Operating Expenses	(39,136)	(30,928)	(26.5%)
(8,790)	36,032	(124.4%)	Net other Non Operating Income (Expenses)	128,846	9,393	1271.8%
4,054	1,014	300.0%	Price Level Restatement	(8,712)	2,040	(527.0%)
(20,053)	(9,615)	(108.6%)	Foreign Exchange Effect	(39,605)	(1,447)	(2637.0%)
(15,999)	(8,602)	(86.0%)	Net Monetary Exposure	(48,318)	593	(8242.8%)
(21,030)	(117,045)	82.0%	Positive Goodwill Amortization	(83,974)	(186,056)	54.9%
(33,664)	(400,541)	91.6%	Non Operating Income	(13,450)	(366,791)	96.3%
(41,432)	(414,483)	90.0%	Net Income before (1), (2) & (3)	(36,718)	(398,486)	90.8%
19,429	2,932	562.8%	Income Tax (1)	21,280	16,136	31.9%
123	1,664	(92.6%)	Negative Goodwill Amortization (2)	36,436	1,774	1953.7%
—	—	NA	Minority Interest (3)	—	—	NA
(21,880)	(409,888)	94.7%	NET INCOME	20,997	(380,576)	105.5%
(0.40)	(29.36)		EPS (Ch$)	0.38	(27.26)
(0.03)	(2.47)		EPADS (US$)	0.03	(2.30)
32,651,166	8,291,020		Common Shares Outstanding (Th)	32,651,166	8,291,020

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 53
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Partially Consolidated Income Statement

UNDER CHILEAN GAAP, MILLION CH$

Table 31.1

4Q 03	4Q 02	Var %	(in million Ch$ of YE03)	YE 03	YE 02	Var %
768	790	(2.8%)	Gross Operating Margin	3,202	3,228	(0.8%)
(5,380)	(9,069)	40.7%	S&A Expenses	(17,018)	(22,048)	22.8%
(4,612)	(8,279)	44.3%	Operating Income	(13,817)	(18,820)	26.6%
6,568	(45,604)	114.4%	Endesa	46,864	(5,646)	930.1%
23,013	5,048	355.9%	Chilectra	101,094	(13,420)	853.3%
—	4,083	(100.0%)	Río Maipo	—	11,696	(100.0%)
30	(45)	166.5%	Edesur	(17,556)	5,359	(427.6%)
49	(30)	262.8%	Edelnor	6,000	8,931	(32.8%)
(788)	(79,591)	99.0%	Cerj	(70,849)	(5,619)	(1160.8%)
(144)	(53,197)	99.7%	Coelce	(2,243)	(51,684)	95.7%
826	1,658	50.2%	Codensa	1,879	(2,033)	192.4%
2,021	564	258.4%	CAM LTDA	6,855	4,824	42.1%
901	(11,449)	107.9%	Inm Manso de Velasco	1,307	(10,036)	113.0%
2,171	(278)	880.2%	Synapsis	5,653	3,070	84.1%
119	9,628	(98.8%)	Other	0	9,345	(100.0%)
34,766	(169,213)	120.5%	Net Income from Related Companies	79,003	(45,212)	274.7%
12,496	18,625	(32.9%)	Interest Income	57,652	77,558	(25.7%)
(40,046)	(34,041)	(17.6%)	Interest Expense	(142,596)	(145,596)	2.1%
(27,549)	(15,415)	(78.7%)	Net Financial Income (Expenses)	(84,944)	(68,038)	(24.8%)
1,701	(3,106)	154.8%	Other Non Operating Income	99,747	23,942	316.6%
(6,921)	24,502	(128.2%)	Other Non Operating Expenses	(23,239)	(18,365)	(26.5%)
(5,219)	21,396	(124.4%)	Net other Non Operating Income (Expenses)	76,508	5,577	1271.8%
2,407	602	300.0%	Price Level Restatement	(5,173)	1,212	(527.0%)
(11,907)	(5,709)	(108.6%)	Foreign Exchange Effect	(23,518)	(859)	(2637.0%)
(9,500)	(5,108)	(86.0%)	Net Monetary Exposure	(28,691)	352	(8242.8%)
(12,487)	(69,502)	82.0%	Positive Goodwill Amortization	(49,864)	(110,480)	54.9%
(19,990)	(237,841)	91.6%	Non Operating Income	(7,987)	(217,801)	96.3%
(24,602)	(246,120)	90.0%	Net Income before (1), (2) & (3)	(21,803)	(236,621)	90.8%
11,537	1,741	562.8%	Income Tax (1)	12,636	9,581	31.9%
73	988	(92.6%)	Negative Goodwill Amortization (2)	21,635	1,053	1953.7%
—	—	NA	Minority Interest (3)	—	—	NA
(12,992)	(243,391)	94.7%	NET INCOME	12,468	(225,986)	105.5%
(0.40)	(29.36)		EPS (Ch$)	0.38	(27.26)
(0.03)	(2.47)		EPADS (US$)	0.03	(2.30)
32,651,166	8,291,020		Common Shares Outstanding (Th)	32,651,166	8,291,020

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 54
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Ownership of the Company

OWNERSHIP OF THE COMPANY AS OF DECEMBER 31, 2003

TOTAL SHAREHOLDERS: 10,294

CONFERENCE CALL INVITATION

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Thursday, January 29, 2004, at 11:00 am (New York time). To participate, please dial +1 (617) 786-2962 or +1 (800) 901-5213 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 59267911.

The phone replay will be available since January 30, until February 6, dialing +1 (617) 801-6888 or 1+ (888) 286-8010 (toll free USA) Passcode ID: 93898030.

To access the call online, or to access the replay, go to: http://www.enersis.com Investor Relations (please note that this is a listen only mode).

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 55
Phone: 56 (2) 353 4682

PRESS RELEASE
Year Ended December 2003 – Contact Information

CONTACT INFORMATION

For further information, please contact Enersis:

Susana Rey Head of Investor Relations srm@e.enersis.cl 56 (2) 353 4554	Pablo Lanyi-Grunfeldt Investor Relations pll@e.enersis.cl 56 (2) 353 4552
Matías Rodríguez Investor Relations mra8@e.enersis.cl 56 (2) 353 4492	Francisco Luco Investor Relations fjlv@e.enersis.cl 56 (2) 353 4555

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

www.enersis.cl	Santa Rosa 76, Santiago, CHILE	Pg. 56
Phone: 56 (2) 353 4682